Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SIEMENS CORPORATION,

BELFAST MERGER CO.

and

DADE BEHRING HOLDINGS, INC.

Dated as of July 25, 2007

i

ii

iii

This AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2007 (this “Agreement”), is by and among Siemens Corporation, a Delaware corporation (“Parent”), Belfast Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Dade Behring Holdings, Inc., a Delaware corporation (the “Company”).  All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Section 9.03.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Purchaser and the Company each have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, it is proposed that Purchaser shall, and Parent shall cause Purchaser to, make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), including the rights attached thereto (the “Rights”) pursuant to the Rights Agreement, dated as of October 1, 2002 (as amended, supplemented or otherwise modified from time to time, the “Company Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent, at a price per Share of Seventy-Seven Dollars ($77.00) (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”) net to the seller in cash, upon the terms and subject to the conditions set forth herein;

WHEREAS, following the consummation of the Offer, Purchaser will merge with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation in the merger (the “Merger”), and each Share that is not tendered and accepted pursuant to the Offer (other than (x) any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect subsidiary of Parent, Purchaser or the Company and (y) any Dissenting Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Per Share Amount, upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously approved the making of the Offer, determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the holders of Shares and resolved to recommend that holders of Shares tender their Shares pursuant to the Offer, and, if required by Delaware Law, adopt this Agreement in accordance with the applicable provisions of the DGCL; and

WHEREAS, the boards of directors of Parent, Purchaser and the Company each have approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.01   The Offer.

(a)   Commencement of the Offer.  Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)), the Offer to purchase all of the outstanding Shares at a price per Share equal to the Per Share Amount (as adjusted as provided in Section 1.03, if applicable) as promptly as reasonably practicable after the date hereof (and in any event within ten (10) Business Days of the date hereof) and in compliance with Section 14(d) and Section 14(e) of the Exchange Act and all other applicable Laws.

(b)   Payment.  Subject solely to the satisfaction or waiver (to the extent permitted by this Agreement) of each of the conditions set forth in Annex A hereto (the “Offer Conditions”) and the other provisions of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable expiration date of the Offer (as it may be extended in accordance with Section 1.01(d)) and in any event in compliance with Rule 14e-1(c) under the Exchange Act.  The Per Share Amount payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer or any subsequent offering period contemplated by Section 1.01(e) shall be paid net to the holder thereof in cash, subject to reduction only for any applicable federal back-up withholding or other taxes payable by such holder.  Notwithstanding the immediately preceding sentence and subject to the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and the terms and conditions of the Offer, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable Laws.  Any such delay shall be effected in compliance with Rule 14e-1(c) promulgated under the Exchange Act.  Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(c)   Terms and Conditions of the Offer.  The obligation of Purchaser to accept for payment Shares validly tendered and not withdrawn pursuant to the Offer shall be subject solely to the satisfaction of the Offer Conditions.  Purchaser may waive any Offer Condition, increase the Per Share Amount payable in the Offer and make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, Purchaser shall not, and Parent shall not permit Purchaser to, (i) subject to Section 1.03, decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) reduce the number of Shares sought to be purchased in the Offer, (iii) amend, change or impose conditions to the Offer other than the Offer Conditions, (iv) amend, or waive satisfaction of, the Minimum Condition, or (v) amend or change any term or condition of the Offer in a manner adverse to the holders of the Shares.

(d)   Expiration of the Offer.  Subject to the terms and conditions of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, cause the Offer to remain open,

unless extended as provided below, until midnight, New York Time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act).  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (i) Purchaser shall, and Parent shall cause Purchaser to, extend or re-extend the Offer for successive extension periods of up to fifteen (15) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) in the event that any of the Offer Conditions are not satisfied or waived as of any then scheduled expiration date until such time as the Offer Conditions are satisfied or waived, and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend or re-extend the Offer for any period required by any Governmental Authority or any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ applicable to the Offer; provided, however, that notwithstanding the foregoing clauses (i) and (ii) of this Section 1.01(d), in no event shall Purchaser be required to extend the Offer beyond the Termination Date, and (iii) Purchaser may provide for a subsequent offering period (and one or more extensions thereof) in accordance with Section 1.01(e).  If this Agreement has been terminated pursuant to Section 8.01 before the acceptance by Purchaser of Shares for payment, Purchaser shall, and Parent shall cause Purchaser to, promptly terminate the Offer without accepting any Shares for payment.

(e)   Subsequent Offering Period.  If on the date the Offer expires, the Minimum Condition has been satisfied, or with the consent of the Company, waived, and all other Offer Conditions have been satisfied or waived, and, upon the acceptance of Shares validly tendered and not withdrawn pursuant to the Offer, Parent, Purchaser and their respective affiliates would not own at least 90% of the issued and outstanding Shares, Purchaser may provide for a subsequent offering period within the meaning of, and in compliance with, Rule 14d-11 promulgated under the Exchange Act and all other provisions of applicable securities laws (the “Subsequent Offering Period”) of not less than three (3) nor more than twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) immediately following the expiration of the Offer.  Parent and Purchaser shall cause the Offer Documents to reserve the right of Purchaser to provide for the Subsequent Offering Period.  During the Subsequent Offering Period, Purchaser shall, and Parent shall cause Purchaser to, immediately accept for payment and promptly pay for all Shares as they are tendered pursuant to the Offer during the Subsequent Offering Period in accordance with Rule 14d-11 promulgated under the Exchange Act and in any event in compliance with Rule 14e-1(c) promulgated under the Exchange Act.

(f)    Schedule TO; Offer Documents.  On the date of commencement of the Offer, Purchaser and Parent shall (i) file with the SEC a Tender Offer Statement on Schedule TO (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) with respect to the Offer which shall contain or shall incorporate by reference an offer to purchase relating to the Offer (the “Offer to Purchase”) and forms of the related letter of transmittal, a related summary advertisement in respect of the Offer, and such other ancillary documents and instruments to which the Offer will be made or which are required to be filed in connection with the filing of the Schedule TO (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to all holders of Shares (collectively, the “Company Stockholders”).  Parent and Purchaser shall cause the Schedule TO to comply in all material respects with the provisions of the Exchange Act, the rules and regulations promulgated thereunder and all other applicable Laws.  Parent and Purchaser hereby further agree that the Schedule TO and the Offer Documents, when filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made or covenant is agreed to by Parent or Purchaser with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents.  Except to the extent subsequently amended, modified or supplemented in a subsequently filed Schedule TO or Offer Document, the Company hereby agrees that the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company shall promptly furnish to Parent and Purchaser in writing all information concerning the Company that may be required by applicable securities laws or reasonably requested by Parent or Purchaser for inclusion in the Schedule TO and the Offer Documents.  Each of Parent, Purchaser and the Company shall correct promptly any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable federal securities laws.  To the extent reasonably practicable under the circumstances, Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents (including all supplements and amendments thereto) prior to such documents being filed with the SEC or disseminated to the Company Stockholders.  Parent and Purchaser shall notify the Company and its counsel of any comments that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Parent and Purchaser to such comments.

Section 1.02   Company Action.

(a)   Company Determinations.  Subject to Section 6.04(c), the Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board described in Section 3.04(b).

(b)   Schedule 14D-9.  Promptly after the commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) and in any event on the date the Schedule TO is filed with the SEC, the Company shall (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the Company Stockholders with the Offer Documents (it being understood that the expense of such mailing shall be borne by Parent in connection with its dissemination of the Offer Documents).  The Company shall cause the Schedule 14D-9 to (i) comply in all material respects with the provisions of the Exchange Act, the rules and regulations promulgated thereunder and all other applicable Laws, and (ii) subject to Section 6.04(c), contain the Company Recommendation.  The Company hereby further agrees that the Schedule 14D-9, when filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made or covenant is agreed to by the Company with respect to information supplied by Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.  Except to the extent subsequently amended, modified or supplemented in a subsequently filed Schedule 14D-9, Parent and Purchaser hereby agree that the information provided by Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent or Purchaser that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9.  Each of Parent, Purchaser and the Company shall correct promptly any information provided by it for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable federal securities laws.  To the extent reasonably practicable under the circumstances, the Company shall provide Parent and Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 (including all supplements and amendments thereto) prior to such documents being filed with the SEC or disseminated to the Company Stockholders.  The Company shall notify Parent and Purchaser and their counsel of any comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide Parent and Purchaser and their counsel with a reasonable opportunity to participate in the response of the Company to such comments.

(c)   Mailing Information.  The Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser (at Parent’s and Purchaser’s sole cost and expense) with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date (and, to the extent available, such information with respect to persons becoming record holders subsequent to such date), together with all other reasonably available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares.  The Company shall promptly furnish Parent and Purchaser (at Parent’s and Purchaser’s sole cost and expense) with such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Shares as Parent or Purchaser may reasonably request.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall (and shall cause each of their respective affiliates, associates, partners, directors, officers, employees, agents and advisors to):

(i) hold in confidence the information contemplated by this Section 1.02(c) and all extracts and summaries thereof on the terms and subject to the conditions set forth in the Confidentiality Agreement and use such information only for purposes of consummating the transactions contemplated hereby, and (ii) if this Agreement shall be terminated, deliver to the Company or destroy, and, upon the Company’s request, provide the Company with a certificate of such destruction signed by an officer of each of Parent and Purchaser, all copies of such information then in their or their Representatives’ possession or control.

Section 1.03   Adjustment to Per Share Amount.  The Per Share Amount shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Purchaser’s acceptance for payment of and payment for Shares pursuant to the Offer.

Section 1.04   Top-Up Option.

(a)   Subject to Section 1.04(b) and Section 1.04(c), the Company grants to Purchaser a non-assignable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares of Company Common Stock equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent, Purchaser or any of their wholly-owned subsidiaries at the time of exercise of the Top-Up Option, constitutes 90.01% of the number of shares of Company Common Stock that would be outstanding immediately after the issuance of all shares of Company Common Stock issued pursuant to the exercise of the Top-Up Option; provided, however, that the Company shall not be required to issue any shares pursuant to the Top-Up Option if (i) the number of shares of Company Common Stock otherwise to be issued thereunder exceeds the aggregate number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of the closing of the purchase of Shares pursuant to the Top-Up Option, (ii) a provision of any applicable Law, including the rules and regulations of NASDAQ, shall prohibit the exercise of the Top-Up Option or the delivery of the shares to be purchased thereunder in respect of such exercise, or (iii) Parent has not accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer.

(b)   The Top-Up Option may be exercised by Purchaser at any time at or after the Acceptance Time, so long as the total number of shares of Company Common Stock beneficially owned by Parent, Purchaser or any of their wholly-owned Subsidiaries constitutes at least eighty percent (80%) of the number of shares of Company Common Stock outstanding.  The aggregate purchase price payable for the shares of Company Common Stock being purchased by Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Per Share Amount.  Such purchase price may be paid by Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price.  Any such promissory note shall bear interest at the rate of 6% per annum, shall mature on the first (1st) anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

(c)   In the event Purchaser shall exercise the Top-Up Option, Purchaser shall deliver to the Company a written notice setting forth (i) the number of shares of Company Common Stock that Purchaser intends to purchase pursuant to the Top-Up Option, and (ii) the manner in which Purchaser intends to pay the applicable exercise price.  The closing of the purchase of shares of Company Common Stock by Purchaser pursuant to the Top-Up Option shall take place at the Closing.  At the closing of the purchase of such shares of Company Common Stock, Purchaser shall cause to be delivered to the Company the consideration required to be delivered in exchange for such shares, and the Company shall cause to be issued to Purchaser a certificate representing such shares.

Section 1.05   Company Board Representation; Section 14(f).

(a)   Composition of Company Board and Board Committees.  Upon the acceptance for purchase by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors (rounded up to the next whole number) on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or appointed pursuant to this Section 1.05(a)) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall promptly thereafter use its best efforts to cause Purchaser’s designees to be elected or appointed as directors of the Company, including by increasing the size of the Company Board or securing the resignations of incumbent directors, or both as necessary.  From time to time after the Acceptance Time, the Company shall take all action necessary to cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board of each committee of the Company Board to the fullest extent permitted by all applicable Law and the rules of NASDAQ.  Notwithstanding the foregoing, following the purchase by Purchaser of Shares pursuant to the Offer and before the Effective Time, in the event that Purchaser’s designees are elected or appointed to the Company Board pursuant to this Section 1.05(a), the Company Board shall have at least such number of directors as may be required by the rules of NASDAQ or the federal securities Laws who are considered independent directors within the meaning of such rules and Laws (“Independent Directors”); provided that, in such event, if the number of Independent Directors shall be reduced below the number of directors as may be required by such rules and regulations for any reason whatsoever (including, with respect to the rules of NASDAQ, such rules governing the requirements for the continued listing of the Shares) the remaining Independent Director(s) shall designate persons to fill such vacancies and such designees shall be deemed to be Independent Directors for purposes of this Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the rules of NASDAQ and the federal securities laws, to fill such vacancies who shall not be employees, directors, stockholders or other affiliates of Parent or Purchaser, and such designees shall be deemed to be Independent Directors for purposes of this Agreement.

(b)   Section 14(f) of the Exchange Act.  The Company’s obligation to appoint Purchaser’s designees to the Company Board pursuant to Section 1.05(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  The Company shall take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations under this Section 1.05 prior to the Acceptance Time and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations.  Parent or Purchaser shall supply to the Company, and be solely responsible for, any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

(c)   Required Approvals of Independent Directors.  Notwithstanding anything to the contrary set forth in this Agreement, following the appointment or election of designees of Purchaser pursuant to Section 1.05(a) and prior to the Effective Time, any (i) amendment of this Agreement or the certificate of incorporation or by-laws of the Company or any Subsidiary, (ii) termination of this Agreement by the Company, (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser hereunder, (iv) recommendation to the Company Stockholders or any modification or withdrawal of any such recommendation in connection with this Agreement or the transactions contemplated hereby, (v) exercise or waiver of any of the Company’s rights hereunder, or (vi) amendment, rescission, repeal or waiver of the certificate of incorporation or by-laws of the Company, in each case, shall require the approval of a majority of the Independent Directors.

ARTICLE II

THE MERGER

Section 2.01   The Merger.  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.02   Effective Time.  On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or, if Parent shall own, directly or indirectly through its subsidiaries (including Purchaser), at least 90% of the outstanding Shares, a certificate of ownership and merger (in either case, the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger, or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger, the “Effective Time”).

Section 2.03   The Closing.  The consummation of the Merger (the “Closing”) shall take place at a closing to occur at the offices of Clifford Chance US LLP at 31 West 52nd Street, New York, New York at 10:00 a.m. (local time) on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent, Purchaser and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

Section 2.04   Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.05   Certificate of Incorporation; By-laws.

(a)   Certificate of Incorporation.  At the Effective Time, subject to Section 6.06(a), the certificate of incorporation of Purchaser shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Dade Behring Holdings, Inc.”

(b)   By-laws.  Subject to Section 6.06(a), at the Effective Time, the by-laws of Purchaser, as in effect immediately prior to the Effective Time, shall become the by-laws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 2.06   Directors and Officers.  The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.  The officers of Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 2.07   Conversion of Securities.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities, the following shall occur:

(i)            Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) any Shares to be cancelled pursuant to Section 2.07(a)(ii) and (y) any Dissenting Shares, which shall be treated as provided in Section 2.09) shall be cancelled and shall be converted automatically into the right to receive an amount in cash equal to the Per Share Amount, without interest thereon (the “Merger Consideration”), payable to the holder of such Share upon surrender of the certificate that formerly evidenced such share of Company

Common Stock in the manner provided in Section 2.10 (or as otherwise provided in Section 2.10).

(ii)           Owned Company Common Stock.  Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Purchaser, Parent or any direct or indirect subsidiary of Parent, Purchaser or the Company immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) shall be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(iii)          Capital Stock of Purchaser.  Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.  Each certificate evidencing ownership of such shares of common stock of Purchaser shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b)   Adjustment to Merger Consideration.  Without duplication to the effects of Section 1.03, the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

Section 2.08   Treatment of Equity-Based Benefits Plans.  As of the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Option Plans (each, a “Company Stock Option”), whether or not such option is then exercisable or vested, shall be cancelled and the holder thereof shall be entitled to receive, without payment of the applicable exercise price, an amount of cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment.  No holder of a Company Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such option before or after the Effective Time.

Section 2.09   Dissenting Shares.

(a)   Notwithstanding any provision of this Agreement to the contrary, all shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.07(a)(i).  Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Dissenting Shares in the manner provided in Section 2.10 (or as otherwise provided in Section 2.10).

(b)   The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to appraisal rights in respect of Dissenting Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands for payment in respect of Dissenting Shares.

Section 2.10   Surrender of Shares; Stock Transfer Books.

(a)   Paying Agent.  Prior to the Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of Shares shall become entitled pursuant to the Merger and shall enter into an agreement with the Paying Agent to provide for the foregoing on terms reasonably acceptable to the Company.

(b)   Exchange Fund.  Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of Section 2.07(a), an amount of cash equal to the product obtained by multiplying (x) the Merger Consideration and (y) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares cancelled pursuant to Section 2.07(a)(ii) and Dissenting Shares), and upon request of the Paying Agent from time to time thereafter shall promptly deposit such additional cash amounts as are necessary to make the payments contemplated hereby (such cash amounts collectively being referred to herein as the “Exchange Fund”).  The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that (x) the terms and conditions of the investment shall be such as to permit the Paying Agent to make prompt payment of the Merger Consideration as necessary and (y) any net profit resulting from, or interest or income produced by, such investments will be payable to Parent, and Parent shall promptly, upon notice by the Paying Agent, deposit with the Paying Agent the amount of any net loss resulting from or produced by such investments.

(c)   Payment Procedures.  Promptly (and in any event within five (5) Business Days) after the Effective Time, Parent shall cause the Surviving Corporation to cause to be mailed to each person who was, immediately prior to the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.07(a)(i) (x) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (y) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal.  Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect thereof for each Share formerly evidenced by such Certificate, and such Certificate shall then be cancelled.  The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate.  Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of Section 2.07(a).  If a payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Purchaser that such taxes either have been paid or are not applicable.  If any holder of Shares immediately prior to the Effective Time is unable to surrender the Certificate pursuant to which such Shares are evidenced, whether because such Certificate has been lost, stolen, mutilated, destroyed or otherwise, the Paying Agent or Parent, as applicable, shall issue in exchange for such Certificate the Merger Consideration payable in respect thereof pursuant to Section 2.07(a) if such holder delivers, in lieu of such Certificate, if requested by Parent, an affidavit and/or an indemnity bond in form and substance and with surety reasonably satisfactory to Parent.

(d)   Required Withholding.  Each of Parent, Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or any applicable Tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the person entitled under this Agreement to receive the payment in respect of which such deduction and withholding was made.

(e)   Distribution of Exchange Fund to Parent; Escheat.  At any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund that remains undistributed to the holders of Shares immediately prior to the Effective Time (including all interest and other income received by the Paying Agent in respect of all funds made available to it) who have not theretofore surrendered their Certificates evidencing such shares of Company Common Stock for exchange pursuant to the provisions of this Section 2.10, and, thereafter, such holders shall be entitled to look to Parent or the Surviving Corporation as general creditors thereof with respect to any

Merger Consideration that may be payable upon due surrender of the Certificates held by them.  Notwithstanding the foregoing, none of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

(f)    Closing of Stock Transfer Books.  At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  All cash paid upon the surrender of the Certificates in accordance with this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided in this Agreement or by applicable Law.

Section 2.11   Taking of Necessary Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Purchaser, the directors and officers of the Surviving Corporation shall be deemed authorized to take all such lawful and necessary action on behalf of the Company and Purchaser for such purposes.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Purchaser that, except as set forth in the disclosure schedule delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”):

Section 3.01   Organization and Qualification; Subsidiaries.

(a)   The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the assets or properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where such failures to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b)   Each subsidiary of the Company (each a “Subsidiary”) is a corporation or limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the assets or properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where such failures to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(c)   A true and complete list of all the Subsidiaries, together with the jurisdiction of formation of each Subsidiary and the percentage of the outstanding equity interests of each Subsidiary owned by the Company, each other Subsidiary and each other holder of equity, is set forth in Section 3.01(c) of the Company Disclosure Schedule.  The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

Section 3.02   Certificate of Incorporation and By-laws.

(a)   The Company has heretofore furnished to Parent a complete and correct copy of the certificate of incorporation and the by-laws, each as amended to date, of the Company.  Such certificate of incorporation and by-laws are in full force and effect.  The Company is not in material violation of any of the provisions of its certificate of incorporation or by-laws.

(b)   The Company has heretofore furnished to Parent a complete and correct copy of the certificate of incorporation and the by-laws or equivalent organizational documents, each as amended to date, of each Subsidiary.  Such certificates of incorporation, by-laws or equivalent organizational documents are in full force and effect.  None of the Subsidiaries is in material violation of any of the provisions of its certificate of incorporation, by-laws or equivalent organizational documents.

Section 3.03   Capitalization.

(a)   The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 150,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  As of the close of business on July 23, 2007, 80,114,870 shares of Company Common Stock were issued and outstanding, of which no shares were held in the treasury of the Company.  At that same date, 7,593,632 shares of Company Common Stock were reserved for future issuance pursuant to outstanding Company Stock Options, RSUs and other similar rights granted pursuant to the Company Stock Option Plans and the ESPP (together, the “Company Stock Awards”).  As of the date of this Agreement, (i) no options or other rights (other than the Rights issued pursuant to the Company Rights Agreement) to acquire capital stock of the Company or stock appreciation rights or similar equity-based compensation awards have been granted to any employees, officers or directors of the Company or any Subsidiary and remain outstanding other than Company Stock Awards and (ii) no shares of Company Preferred Stock are issued and outstanding.  Except as set forth in this Section 3.03, and except for the Rights issued pursuant to the Company Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character that are binding on the Company or any Subsidiary and that relate to the issued or unissued capital stock of, or other equity interests in, the Company or any Subsidiary or that obligate the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary.

(b)   The Company has furnished to Parent accurate and complete copies of all Company Stock Option Plans pursuant to which the Company has granted the Company Stock Awards that are currently outstanding and the forms of all stock award agreements evidencing such Company Stock Awards.  All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of the Company or any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, vote or dispose of any share of capital stock of the Company, any Subsidiary or any other person and neither the Company nor any Subsidiary has repurchased any Shares or any capital stock of the Company since January 1, 2007.  All outstanding Shares, all outstanding Company Stock Awards, and all outstanding shares of capital stock of each Subsidiary have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Laws and (ii) all requirements set forth in the applicable plans and contracts.  Neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act of 1933 (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities law or granted registration rights to any individual or entity.  Complete and correct copies of any such registration rights or similar agreements previously have been made available by the Company to Parent.

(c)   Each outstanding share of capital stock of the Company and each Subsidiary is duly authorized, validly issued, fully paid and nonassessable.  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

(d)   Section 3.03(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of July 23, 2007:  (i) the name of the Company Stock Award recipient; (ii) the plan pursuant to which such Company Stock Award was granted; (iii) the number of Shares subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule and (vii) the date on which such Company Stock Award that is a Company Stock Option would expire in the ordinary course assuming no termination of employment.

Section 3.04   Authority Relative to the Transactions.

(a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary approval of its stockholders for the Merger, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the then outstanding shares of Company Common Stock, if and to the extent required by applicable Law, and the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery thereof by Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)   The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company Stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (such approval and adoption having been made in accordance with the DGCL, including Section 203 thereof, and any other United States state takeover statute purporting to be applicable to the Merger or the other transactions contemplated hereby, assuming the truth and accuracy of Section 4.08), and (iii) resolved, subject to Section 6.04(c), to recommend that the holders of Shares tender their Shares pursuant to the Offer, and, if required by Delaware Law, adopt this Agreement in accordance with the applicable provisions of the DGCL (the “Company Recommendation”).

Section 3.05   No Conflict; Required Filings and Consents.

(a)   The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby do not, and the performance by the Company of this Agreement will not, (i) conflict with or violate the certificate of incorporation or by-laws or any equivalent organizational documents of the Company or any Subsidiary, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or result in the creation of any lien, mortgage, security interest, charge, claim or encumbrance of any kind (collectively, a “Lien”) upon any of the material properties or assets of the Company or its Subsidiaries) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, permit, franchise, concession, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets are bound or (iii) violate any order, writ, injunction, judgment, decree, statute, law, rule, regulation, ordinance, permit or license applicable to the Company, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches, defaults, Liens and failures to obtain filings, permits, authorizations, consents and approvals, which would not, individually or in the aggregate, have a Company Material Adverse Effect.  For the avoidance of doubt, the license of any Intellectual Property shall not constitute a Lien.

(b)   The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, judicial or arbitral body or other similar authority (a “Governmental Authority”), except for (i) any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Control Law”), and any other applicable Antitrust Laws, (ii) any applicable requirements of the Exchange Act and state takeover laws, (iii) the filing and recordation of appropriate merger documents pursuant to the DGCL, (iv) any applicable requirements of the NASDAQ, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Company Material Adverse Effect.  No Subsidiary is required to make any filings with the SEC or comparable Governmental Authority or any stock exchange with respect to the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 3.06   Permits; Compliance.

(a)   Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances and orders of any Governmental Authority, including authorizations under the Federal Food, Drug, and Cosmetic Act of 1938 (the “FDCA”) and the regulations of the Federal Food and Drug Administration (the “FDA”) promulgated thereunder and authorizations or clearances relating to national security, that are necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, in each case except where the failure to have any such Company Permit or the suspension or cancellation thereof would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)   Other than with respect to Environmental Laws (which are addressed exclusively in Section 3.15), employee benefits-related laws (which are addressed exclusively in Section 3.10) and employment-related laws (which are addressed exclusively in Section 3.11), each of the Company and its Subsidiaries has been and is in compliance in all material respects with all Laws applicable to it or the Products (including 42 U.S.C. § 1320a-7b(b), the “Federal Anti-kickback Statute” or any similar Law) or by which any property or asset of it is bound or affected, and there is no material proceeding pending before any Governmental Authority or, to the Knowledge of the Company, threatened by any Governmental Authority, nor to the Knowledge of the Company, is any material investigation or review by any Governmental Authority pending, with respect to the Company, the Products or any of its Subsidiaries, nor has any Governmental Authority indicated an intention to initiate or conduct any such material proceeding, investigation or review.

(c)   Any facilities or locations at which the Company holds animals are duly licensed and registered with the United States Department of Agriculture (“USDA”) and approved by the USDA for all activities conducted at such locations for which USDA approval is required.  All procedures involving animals follow Good Manufacturing Practice (GMP), applicable sections of 21 CFR part 820 Quality Systems Regulations and ISO 13485:2003, and all such facilities are compliant in all material respects with Animal Welfare Regulations and the “Guide for the Care and Use of Laboratory Animals”.

Section 3.07   SEC Filings; Financial Statements.

(a)   The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed or furnished by it with the SEC since January 1, 2005 (collectively, the “Company SEC Reports”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Reports (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder.

(b)   The financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and subject, in the case of unaudited statements, to normal, recurring audit adjustments which were not and are not expected to be, individually or in the aggregate, material in amount and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein.

(c)   Except for liabilities and obligations incurred in the ordinary course of business and consistent with past practice or related to the transactions contemplated hereby, since March 31, 2007, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto) that have had a Company Material Adverse Effect.

(d)   Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications and statements required by Rule 13a-14 or 15d-14 promulgated under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company SEC Reports and with respect to any form, report or document filed by the Company with the SEC after the date hereof.  For purposes of the immediately preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002.

(e)   The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls over financial reporting (as defined in Rule 13a-15(a) and Rule 15d-15(f) promulgated under the Exchange Act) that are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the board of directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as such term is used in Rule 13a-15(f) promulgated under the Exchange Act) that would be reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(f)    The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non financial) required to be disclosed by the Company under the Exchange Act and pursuant to the rules and regulations promulgated by the SEC is recorded, processed, summarized and reported within the applicable time periods specified thereunder and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to the Company’s filings with the SEC.

(g)   The Company has furnished to Parent true and complete copies of all management letters received from its independent auditors since July 1, 2004 and all lawyers response letters to its accountants since July 1, 2006.

Section 3.08   Absence of Certain Changes or Events.  Other than as contemplated by this Agreement, since December 31, 2006, (a) the Company and the Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Company Material Adverse Effect.

Section 3.09   Absence of Litigation.  Except as arising in connection with the transactions contemplated hereby, there is no litigation, arbitration, suit, claim, action, proceeding, investigation or review (an “Action”) by or before any Governmental Authority pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that, if adversely decided, would (a) individually or in the aggregate, have a Company Material Adverse Effect or (b) materially impair the ability of the Company to consummate the transactions contemplated hereby.  Neither the Company nor any of its Subsidiaries is subject to any judgments, awards, decrees, injunctions, rules or orders of any Governmental Authority applicable to the Company or any of its Subsidiaries that has had a Company Material Adverse Effect.

Section 3.10   Employee Benefit Plans.

(a)   Section 3.10(a) of the Company Disclosure Schedule contains an accurate and complete list of each material Employee Plan (each, a “Company Employee Plan”).

(b)   Each Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (“IRS”), and, to the Knowledge of the Company, nothing has occurred since the date of such determination that could reasonably be expected to materially adversely affect the qualification of such Company Employee Plan.

(c)   (i) Each Employee Plan has been maintained, funded and administered in material compliance with its respective terms and applicable law; (ii) there has been no application for or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Company Employee Plan; (iii) no asset of the Company or any of its Subsidiaries that is to be acquired by Parent, directly or indirectly, pursuant to this Agreement is subject to any lien under the Employee Retirement Income Security Act of 1974 (“ERISA”) or the Code; (iv) neither the Company nor any of its Subsidiaries has incurred any material liability under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due); and (v) there are no pending or, the Knowledge of the Company, threatened actions, suits, investigations or claims with respect to any Company Employee Plan (other than routine claims for benefits).

(d)   (i) The Company and each of its Subsidiaries have complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”); and (ii) the Company and its Subsidiaries have no obligation under any Company Employee Plan or otherwise to provide health benefits to former employees of the Company or any of its Subsidiaries, except as specifically required by COBRA or other similar laws or any de minimis time periods or individual arrangements.

(e)   (i) Neither the Company nor any of its Subsidiaries has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Sections 4205 and 4203, respectively, of ERISA) from any Company Employee Plan subject to Title IV of ERISA which is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) (a “Multiemployer Plan”); (ii) neither the Company nor any of its Subsidiaries is bound by any contract or agreement or has any obligation or liability described in Section 4204 of ERISA; (iii) if the Company, the Subsidiaries and each ERISA Affiliate were to, as of the date hereof, completely withdraw from any Multiemployer Plans in which any of them participate, or to which any of them otherwise have any obligation to contribute, neither the Company, any Subsidiary nor any ERISA Affiliate would incur any ERISA withdrawal liability; and (iv) none of the Company, any affiliate or any ERISA Affiliate has ever contributed to a Multiemployer Plan with respect to which the Company or any affiliate or any ERISA Affiliate has liability.

(f)    With respect to each Company Employee Plan, the Company has furnished to Parent copies of (to the extent applicable) (i) the plan, summary plan description and trust documents, (ii) the most recent annual report (Form 5500 series) filed with the IRS (with applicable attachments), (iii) the most recent financial statements, (iv) the most recent actuarial valuation of benefit obligations, and (v) the most recent determination letter received from the IRS.

(g)   None of the Company or any Subsidiary, nor any of their respective affiliates, is a party to any plan, program, agreement, arrangement, practice, policy or understanding that would result, separately or in the aggregate, in the payment (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee of, or current or former independent contractor to, any of the Company or any Subsidiary.

(h)   Neither the Company nor Purchaser shall have any obligation to establish any bonus pool under the Dade Behring Holdings, Inc. 2002 Management Stock Option Plan or have any liability for any payments relating to any bonus pool created under the Dade Behring Holdings, Inc. 2002 Management Stock Option Plan as a result of the Merger or any of the transactions contemplated by this Agreement.

(i)    With respect to each Company Employee Plan that is not subject to U.S. Law (a “Non-U.S. Benefit Plan”):

(i)            except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan to have been made, have been made, or, if applicable, accrued in accordance with normal accounting practices;

(ii)           except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, each Non-U.S. Benefit Plan maintained by the Company or any Subsidiary required to be registered or approved has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, each Non-U.S. Benefit Plan has been operated in material compliance with all applicable Laws; and

(iii)          each Non-U.S. Benefit Plan which is contributed to, sponsored or maintained by the Company or any Subsidiary for the retirement benefit of the employees in the United Kingdom provides only defined contribution benefits which are dependent on investment performance and do not require specified minimum guaranteed benefits to be paid.

(j)    This Section 3.10 contains the sole and exclusive representations and warranties of the Company with respect to any employment-benefit related laws.

Section 3.11   Labor and Employment Matters.  There are no material controversies, charges of unlawful harassment or discrimination, or complaints or allegations of unlawful harassment or discrimination (“Controversies”) pending or, to the Knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective employees.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no union organizing efforts are underway with respect to such persons.  There are no material unfair labor practice complaints, grievances or arbitration proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.  There is no material strike, slowdown, work stoppage or lockout or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries.  As of the date hereof, the Company and the Subsidiaries are in material compliance with the requirements of Worker Adjustment and Retraining Notification Act and any similar state or local law in the United States of America and have no material liabilities thereunder.  This Section 3.11 contains the sole and exclusive representations and warranties of the Company with respect to any employment-related laws.

Section 3.12   Real Property; Title to Assets.

(a)   Section 3.12(a) of the Company Disclosure Schedule contains a true, correct and complete list, by location, of all material real property owned beneficially or of record by the Company and its Subsidiaries (the “Company Owned Real Properties”).  Except for (x) such exceptions which would not, individually or in the aggregate, have a Company Material Adverse Effect, (y) any matters of public record affecting the use of such properties and disclosed in writing in title insurance policies with respect to the Company Owned Real Properties furnished to Parent, and (z) Permitted Encumbrances, (i) the Company and its Subsidiaries have good and marketable fee simple title to the Company Owned Real Properties and, other than pursuant to this Agreement, have not granted any options to purchase or rights of first refusal for all or any portion of the Company Owned Real Properties, that are currently outstanding, (ii) the Company Owned Real Properties are free and clear of all Liens and (iii) there are no leases, subleases, licenses, concessions, profits, or other agreements, written or oral, granting to any party or parties the right of use or occupancy to any portion of the Company Owned Real Properties.  The Company has furnished to Parent true and complete copies of all leases referred to in clause (iii) above, including amendments thereof, with respect to the Company Owned Real Properties.

(b)   Section 3.12(b) of the Company Disclosure Schedule contains a true, correct and complete list, by address, of all material real property leased by the Company and its Subsidiaries (the “Company Leased Real Properties”, and, together with the Company Owned Real Properties, the “Company Real Properties”).  The Company has furnished to Parent true, correct and complete copies of all lease agreements and amendments thereto with respect to the Company Leased Real Properties (the “Leases”).  With respect to the Company Leased Real Properties, except for such exceptions which would not, individually or in the aggregate, result in a material liability to the Company and its Subsidiaries:

(i)            each Lease is valid and binding upon the Company or a Subsidiary of the Company and in full force and effect and, to the Knowledge of the Company, the other parties thereto;

(ii)           the Company or a Subsidiary of the Company has a valid leasehold interest in the Company Leased Real Properties;

(iii)          there is no, nor has the Company or any Subsidiary of the Company received notice of any, default (or condition or event which, after notice or lapse of time or both, would constitute a default) thereunder by the lessee, and to the Knowledge of the Company, there is no default on the part of the lessor thereunder; and

(iv)          the Company or a Subsidiary of the Company has not subleased or otherwise granted any right of use or occupancy with respect to any portion of the Company Leased Real Properties.

(c)   All covenants, conditions, restrictions, easements, agreements and orders of Governmental Authority to which any of the Company Real Properties is subject are being in all material respects properly performed and observed by the Company and the Subsidiaries of the Company, and neither the Company nor any Subsidiary of the Company has received any notice of violation (or claimed violation) thereof, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.13   Intellectual Property.  The Company and each of its Subsidiaries own free and clear of all Liens (other than Permitted Encumbrances) or have a right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or for the manufacturing, marketing and sale of Vista and LOCI as currently conducted (the “Company Intellectual Property”); provided, however, that the foregoing representation and warranty shall not be deemed to be a representation or warranty that the conduct of the business of the Company or any of its Subsidiaries does not infringe the Intellectual Property of any third party.  Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice since March 31, 2007 alleging that the conduct of the business of the Company or its Subsidiaries has infringed or misappropriated the Intellectual Property of any other person or challenging the validity or enforceability of any Company Intellectual Property, and, there are no claims pending (or to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries with respect to the foregoing that, in any such case would, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries.  All written notices received since December 31, 2004 and through the date of this Agreement alleging that the conduct of the business of the Company or its Subsidiaries has infringed or misappropriated the Intellectual Property of any other person or challenging the validity or enforceability of any material Company Intellectual Property are listed in Section 3.13 of the Company Disclosure Schedule and the Company has furnished to Parent copies of such written notices received since March 31, 2005 that did not result in a license agreement or settlement, and that, in any such case, would, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries.  To the Knowledge of the Company, no other person is infringing any Company Intellectual Property, except such infringement as would not, individually or in the aggregate, have a Company Material Adverse Effect.  To the Knowledge of the Company, neither the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, nor the manufacture, marketing and sale of Vista and LOCI by the Company or its Subsidiaries as currently contemplated, infringes or will infringe the Intellectual Property of any other person, except for such infringements as would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries.  The Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of their material trade secrets.

Section 3.14   Taxes.  All material income Tax Returns, statements, reports and forms (collectively, the “Company Returns”) required to be filed with any taxing authority by, or with respect to, the Company or its Subsidiaries have been timely filed in accordance with all applicable laws.  All such Company Returns are true, correct and complete in all material respects.  The Company and its Subsidiaries have timely paid all material Taxes required to be paid (whether or not shown on such Company Returns), other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Company’s balance sheet for the year ended December 31, 2006 (the “2006 Balance Sheet”).  Neither the Company nor any Subsidiary will be required to recognize income in a taxable period after the Effective Time that is attributable to any transaction not occurring in the ordinary course of business that occurred in, or a change in accounting method made for, any taxable period ending on or before the date of the Effective Time that resulted in a deferred reporting of income from such transaction or from such change in accounting method.  Neither the Company nor any Subsidiary is required to make any disclosure to the IRS pursuant to Section 1.6011-4 of the Treasury Regulations promulgated under the Code.  Neither the Company nor any Subsidiary is a party to any indemnification, allocation or sharing agreement with respect to Taxes that would be reasonably expected to give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes).  There are no material pending or, to the Knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of any Tax matter of the Company or any Subsidiary, and no Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any material deficiency or claim for any Taxes.  Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code within the past five years.

Section 3.15   Environmental Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the Knowledge of the Company:

(a)   the Company and its Subsidiaries have complied, for the past five (5) years, and are in compliance, with Environmental Laws;

(b)   the Company and its Subsidiaries have obtained and complied, and are in compliance, with all material permits, licenses and other authorizations that are required pursuant to Environmental Laws;

(c)   the Company and the Subsidiaries have not, and to the Knowledge of the Company no other person has, caused any Release, threatened Release, or disposal of any Hazardous Substance at Company Real Properties in any material quantity; the Company Real Properties are not adversely affected by any Release, threatened Release, or disposal of a Hazardous Substance originating or emanating from any other property;

(d)   neither the Company nor any of its Subsidiaries has, in the past five (5) years, received any material written complaint, demand or claim alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or investigatory, corrective or remedial obligation under, any Environmental Laws, and neither the Company nor any Subsidiary has, in the past five (5) years, received any written material notice of, or to the Knowledge of the Company, any threats of, any action, claim, suit, investigation or demand that remains or will become outstanding and that asserts any liability or investigatory, corrective or remedial obligation on the part of the Company or any Company Subsidiary under any Environmental Law;

(e)   neither the Company nor any of its Subsidiaries is subject to any currently outstanding order, decree or injunction by any Governmental Authority relating to liability under any Environmental Laws; and

(f)    true and correct copies of all written reports, audits and assessments, in the possession or control of the Company or any of its Subsidiaries, relating to environmental conditions in, on or about any current or former Company Real Property or to compliance with Environmental Laws by the Company, in each of the foregoing cases to the extent materially bearing on the current environmental liabilities of the Company, have been furnished to Parent.

This Section 3.15 contains the exclusive representations and warranties of the Company with respect to environmental, health or safety matters, including any arising under Environmental Laws.

Section 3.16   Amendment to Company Rights Agreement.  The Company Rights Agreement has been amended to (a) render the Company Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby (including the acceptance for payment of and payment for Shares tendered in the Offer and the Merger), (b) provide that (x) none of Parent, Purchaser or any of their respective Affiliates or Associates (each as such term is defined in the Company Rights Agreement, as amended) shall become or be deemed to have become an Acquiring Person (as such term is defined in the Company Rights Agreement) and (y) none of a Distribution Date or Stock Acquisition Date (as such terms are defined in the Company Rights Agreement) occurs by reason of, among other things, the execution of this Agreement, the consummation of the Merger, the acceptance and payment by Purchaser of the Shares tendered in the Offer or the consummation of the other transactions contemplated hereby and (c) cause the Rights to expire immediately prior to the Effective Time.

Section 3.17   Material Contracts.

(a)   None of the Company or any of its Subsidiaries is a party to or bound by any material agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, undertaking, covenant not to compete, license, instrument, obligation, commitment, understanding, whether oral or written, express or implied (a “Contract”) which (i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (except for Leases for Company Leased Real Properties, which are exclusively addressed in Section 3.12), (ii) involves aggregate expenditures in excess of $10,000,000, (iii) involves annual expenditures in excess of $5,000,000 and is not cancelable within one year (except as entered into from and after the date hereof without violation of Section 5.01), (iv) which would prohibit or materially delay the consummation of the Offer or the Merger or (v) contains any non-competition or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, any Company Subsidiary or any of the Company’s current or future affiliates, or which restricts the conduct of any line of business by the Company, any Company Subsidiary or any of the Company’s current or future affiliates or any geographic area in which the Company, any

Company Subsidiary or any of the Company’s current or future affiliates may conduct business, in each case which line of business or geographic area is, or could reasonably be expected to be, material to the business of the Company and its subsidiaries taken as a whole (each, a “Company Material Contract”).

(b)   Each Company Material Contract is valid and binding on the Company or a Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and the Company and each of its Subsidiaries have performed in all respects all obligations required to be performed by them to the date hereof under each Company Material Contract and, to the Knowledge of the Company, each other party to each Company Material Contract has performed in all respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.18   Customers and Suppliers.  As of the date of this Agreement, no customer accounted for more than one percent of the Company’s consolidated revenues during the fiscal year ended December 31, 2006.  Neither the Company nor any Subsidiary has any sole source suppliers who cannot be replaced by alternative suppliers.  Section 3.18 of the Company Disclosure Schedule sets forth a true and complete list of the top 10 suppliers of the Company and its Subsidiaries, based on amounts paid by the Company to such supplier during the fiscal year ended December 31, 2006.  As of the date hereof, no such supplier has cancelled or otherwise terminated any material contract with the Company or any Subsidiary prior to the expiration of the contract term since December 31, 2006.  To the Company’s Knowledge, neither the Company nor any Subsidiary has breached in any material respect any agreement with any such customer or supplier of the Company or a Subsidiary.  Neither the Company nor any Subsidiary has engaged in any fraudulent conduct with respect to, any such customer or supplier of the Company or a Subsidiary.

Section 3.19   Company Products and Services.  Each product manufactured, sold, leased or delivered by the Company or any Subsidiary has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and neither the Company nor any Subsidiary has any liabilities or obligations in excess of current reserves for replacement or repair thereof or other damages in connection therewith, and neither the Company nor any Subsidiary has any material liabilities or obligations in excess of current reserves arising out of any injury to persons or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered by the Company or any Subsidiary, except in either case as would not, either individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.20   Regulatory Compliance.

(a)   As to each material Product subject to the FDCA and the FDA regulations promulgated thereunder or comparable or equivalent non-U.S. Laws that is manufactured, tested, distributed and/or marketed by the Company or any of its Subsidiaries, such Product is being manufactured, tested, distributed and/or marketed by the Company or any of its Subsidiaries in compliance in all material respects with all applicable requirements under FDCA and the FDA regulations promulgated thereunder, including those relating to investigational use, pre-market clearance, approval, quality system regulations, labeling, advertising, record keeping, filing of reports and security and exportation and importation, except in any case as would not, either individually or in the aggregate, have a Company Material Adverse Effect.  None of the Company or any of its Subsidiaries has received during the last two (2) years any written notice or, to the Knowledge of the Company, other communication from the FDA, the Federal Trade Commission, or any other related Governmental Authority with jurisdiction over material Products contesting the pre-market clearance or approval of, the uses of, or the labeling and promotion of any of the material Products.

(b)   Since December 31, 2005, none of the Company or any of its Subsidiaries has received any notice that the FDA or any other Governmental Authority has commenced, or threatened to initiate, any action to withdraw, suspend or revoke its approval or clearance or request the recall or correction of any material Product, or commenced, or threatened to initiate, any action to enjoin production at any facility of the Company or any of its Subsidiaries.

(c)   To the Knowledge of the Company, no facts exist that are reasonably likely to cause (i) the non-approval or non-clearance, correction, withdrawal or recall of any material Products, (ii) a suspension or revocation of any approvals or clearances of the Company or the Subsidiaries or (iii) a material interruption in availability of any material Product.

Section 3.21   Insurance.  The Company maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance).

Section 3.22   Interested Party Transactions.  Except pursuant to any employment agreement with any officer of the Company set forth in the Company Disclosure Schedule, there are no Contracts relating to any transactions of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC between the Company and any (a) present or former officer or director of the Company or any of its Subsidiaries or any of their immediate family members (including their spouses), (b) record or beneficial owner of more than 5% of any class of the Company’s capital stock, or (c) person known by the Company’s executive officers to be an affiliate of any such officer, director or beneficial owner.

Section 3.23   Approval of Compensation Arrangements.  As of the Acceptance Time, the compensation arrangements described in Section 3.23 of the Company Disclosure Schedule shall have been approved by the Compensation Committee of the Company Board as contemplated by Rule 14d-10(d)(ii) promulgated under the Exchange Act.

Section 3.24   Antitrust Information.  The Company and its Subsidiaries have provided to Parent and Purchaser certain information relating to the business of the Company and its Subsidiaries set forth in Section 3.24 of the Company Disclosure Schedule to assist Parent and Purchaser in evaluating whether there are any material issues under or potential hurdles in obtaining merger clearances under EC Merger Control Law for the Merger and the other transactions contemplated by this Agreement.  To the Company’s Knowledge as of the date hereof, the information set forth in Section 3.24 of the Company Disclosure Schedule is true, correct and complete in all material respects.

Section 3.25   Opinion of Financial Advisor.

(a)   The Company has received the opinion (the “Fairness Opinion”) of Morgan Stanley & Co. Incorporated (the “Financial Advisor”), dated within one calendar day of the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be received by holders of the Shares pursuant to this Agreement is fair, from a financial point of view, to the Company’s Stockholders.  As of the date hereof, the Company has been advised that the Financial Advisor will permit the inclusion of the Fairness Opinion in its entirety and, subject to prior review and consent by the Financial Advisor, a reference to the Fairness Opinion in the Schedule 14D-9 and the Proxy Statement.

(b)   The obligations owed and to be owed by the Company to the Financial Advisor are fully and accurately described in Section 3.25 of the Company Disclosure Schedule.

Section 3.26   Brokers.  No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.  The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.01   Corporate Organization.  Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.  The term “Parent Material Adverse Effect” shall mean any event, circumstance, change or effect that has had, or reasonably may be expected to have, a material adverse effect on the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

Section 4.02   Authority Relative to the Transactions.  Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due and valid authorization, execution and delivery thereof by the Company, constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.03   No Conflict; Required Filings and Consents.

(a)   The execution and delivery by Parent and Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not, and the performance by Parent and Purchaser of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of either Parent or Purchaser, (ii) subject to obtaining the Parent Approvals, require any filing with, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or result in the creation of any Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, franchise, concession, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, judgment, decree, statute, law, rule, regulation, ordinance, permit or license applicable to Parent, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) violations, breaches, defaults, Liens and failures to obtain filings, permits, authorizations, consents and approvals which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)   The execution and delivery by Parent and Purchaser of this Agreement do not, and the performance by Parent and Purchaser of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the HSR Act, EC Merger Control Law, other applicable Antitrust Laws, the Exchange Act, any relevant stock exchange rules and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect (the “Parent Approvals”).

Section 4.04   Absence of Litigation.  Except as arising in connection with the transactions contemplated hereby, there is no litigation, arbitration, suit, claim, action, proceeding, investigation or review by or before any Governmental Authority pending or, to the knowledge of Parent or Purchaser, threatened against or affecting Parent, Purchaser or any of their affiliates that, if adversely decided, would individually or in the aggregate, have a Parent Material Adverse Effect.  Neither Parent nor any of its affiliates is subject to any judgments, awards, decrees, injunctions, rules or orders of any Governmental Authority applicable to Parent or any of its subsidiaries that has had a Parent Material Adverse Effect.

Section 4.05   Financing.  At the Acceptance Time, either Purchaser will have available or Parent will make available to Purchaser the funds necessary to purchase all of the Shares pursuant to the Offer and pay the aggregate Merger Consideration for all Shares not tendered pursuant to the Offer with respect to all other Shares and to pay all fees and expenses in connection therewith.

Section 4.06   Purchaser.  Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations, does not have any assets and does not have any liabilities, in each case other than as contemplated hereby.  Parent is the legal and beneficial owner of all of the issued and outstanding shares of Purchaser.  All of the outstanding shares of capital stock of Purchaser have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

Section 4.07   Vote Required.  No vote of the holders of the outstanding shares of common stock of Parent is necessary to approve this Agreement and the transactions contemplated hereby.

Section 4.08   Ownership of Shares.  Neither Parent nor any of its subsidiaries nor, to its knowledge, any of its affiliates or associates (as such term is defined under the Exchange Act) (a) (i) beneficially owns or during the last three (3) years has beneficially owned, directly or indirectly, or (ii) other than this Agreement, is or during the last three (3) years has been party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (i) or (ii), any Shares, or (b) is or has been an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company or any similar interested party for purposes of any other United States state takeover statute purporting to be applicable to the Merger or the other transactions contemplated hereby.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01   Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the Effective Time, except (i) as expressly contemplated by any other provision of this Agreement, (ii) as may be required by applicable Law, or (iii) as set forth in Section 5.01 of the Company Disclosure Schedule, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld), it shall, and shall cause the Subsidiaries to:

(i)            conduct the businesses of the Company and its Subsidiaries in all material respects in the ordinary course of business and in a manner consistent with past practice;

(ii)           use commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries, to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has business relations and to maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including, all material licenses and permits that are required for the Company or any of its Subsidiaries to carry on its business; and

(iii)          use commercially reasonable efforts to continue to implement all material product enhancement and introduction programs consistent with the Company’s plans as of the date of this Agreement.

Without limiting the generality of the foregoing, except (i) as expressly contemplated by any other provision of this Agreement, (ii) as may be required by applicable Law, or (iii) as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall not, and shall cause each Subsidiary not to, between the date of this Agreement and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a)   amend its certificate of incorporation or by-laws or equivalent organizational documents;

(b)   split, combine or reclassify any shares of capital stock of the Company or any Subsidiary, or declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Shares or any other capital stock of the Company (other than dividends declared and paid in the ordinary course of business consistent with past practice in the amount of up to $0.05 per share per quarter), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any equity or equity related securities of the Company or any equity or equity related securities of any Subsidiary of the Company;

(c)   issue, deliver or sell or authorize the issuance, delivery or sale of, any shares of  capital stock of the Company of any class or series or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible or exchangeable securities, other than in connection with (i) the issuance of Shares upon the exercise of Company Stock Options; (ii) the issuance of shares upon the settlement of restricted stock units (“RSUs”) granted under the Company Stock Option Plans (including RSUs that have or will be granted as dividend equivalents on RSUs); and (iii) RSUs to be granted as annual director compensation consistent with disclosure in Company SEC Reports filed prior to the date hereof;

(d)   amend in any material respect any material term of any outstanding security of the Company or any of its Subsidiaries;

(e)   incur any capital expenditures or any obligations or liabilities in respect thereof (other than instruments placed with customers of the Company or the Subsidiaries in the ordinary course of business) in excess of the greater of (A) $3,600,000 per calendar quarter above the applicable quarterly budgeted amount set forth in the capital expenditure budget for the Company and its Subsidiaries, which budget is included in Section 5.01 of the Company Disclosure Schedule or (B) $10,000,000 in the aggregate, except for those contemplated by the capital expenditure budget for the Company and its Subsidiaries as of the date hereof, which budget is included in Section 5.01 of the Company Disclosure Schedule;

(f)    except for acquisitions in the ordinary course of Intellectual Property or Intellectual Property rights for an aggregate consideration not in excess of $10,000,000 annually, acquire (whether pursuant to merger, stock or asset purchase or other similar transaction) any corporation, partnership, other business organization or any subdivision thereof or any material amount of assets (including any equity interests or other securities);

(g)   sell, lease, encumber or otherwise dispose of any material assets, other than (i) sales or licenses thereof in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of the business of the Company and its Subsidiaries and (iii) assets related to discontinued operations of the Company or any of its Subsidiaries;

(h)   incur (which shall not be deemed to include entering into credit agreements or lines of credit that may be cancelled without cost until the Company or any of its Subsidiaries becomes liable with respect to any indebtedness for borrowed money or guarantees thereof under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or otherwise agree to become responsible for the material obligations of any other person, except in the ordinary course of business consistent with past practice (which shall include borrowings under existing credit facilities of the Company within the borrowing capacity thereunder as of the date hereof);

(i)    except in the ordinary course of business, enter into, amend, modify or terminate any Company Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

(j)    (i) except in the ordinary course of business consistent with past practice or as required by Law or an agreement, policy or arrangement existing on the date hereof, increase the amount of compensation of any director, officer or employee or make any increase in or commitment to increase any employee health, welfare or retirement benefits, (ii) except as required by Law or an agreement, policy or arrangement existing on the date hereof, grant any retention, severance or termination pay or rights to any director, officer or employee of the Company or any of its Subsidiaries, (iii) establish, adopt, enter into or terminate any Company Employee Plan or establish, adopt or enter into any Employee Plan that would be a Company Employee Plan if it were in existence as of the date of this Agreement for the benefit of any director, officer or employee except as required by this Agreement or the transactions contemplated hereby, or as required by ERISA, the Code or to otherwise comply with applicable Law, (iv) except as may be required by Law or to permit distributions elections in accordance with Section 409A of the Code, amend in any material respect any Company Employee Plan; (v) hire any additional employees except in the ordinary course of business (which for avoidance of doubt shall include hirings that the Company shall determine are necessary or appropriate to implement the Company’s business plan), (vi) make any offers to any existing employee of an employment position other than in the ordinary course of business (which for avoidance of doubt shall include offers as the Company shall determine are necessary or appropriate to implement the Company’s business plan), (vii) loan or advance money or other property to any current or former director, officer or employee of the Company or any of its Subsidiaries outside of the ordinary course of business (which ordinary course of business shall include the use of company-issued credit cards), (viii) grant any equity or equity based awards except  (A) transfers of equity in accordance with existing awards under the applicable Company Stock Option Plan documents or agreements; (B) dividend equivalents on RSUs in accordance with the Company Stock Option Plan documents or agreements or (C) annual director compensation consistent with disclosure in Company SEC Reports filed prior to the date hereof or (ix) hire or engage any consultant to perform services for a rate of compensation which would be in excess of $150,000 on an annual basis or which is not terminable upon notice of thirty (30) days or less;

(k)   pay, discharge, settle or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business, unless such payment, discharge, settlement or satisfaction is (i) made in accordance with the terms of such claim, liability or obligation as such terms exist on the date of this Agreement and was disclosed to Parent prior to the date of this Agreement or (ii) reflected or reserved against in the 2006 Balance Sheet;

(l)    commence or settle any Action, other than the settlement of Actions involving payments by the Company or its Subsidiaries not to exceed, with respect to any individual Action, $1,000,000;

(m)  change the Company’s (x) methods of accounting in effect at December 31, 2006, except as required by changes in GAAP or by Regulation S-X promulgated under the Exchange Act, as concurred in by its independent public accountants or (y) fiscal year;

(n)   make, revoke or change any material Tax election or material method of Tax accounting, file any amended Tax Return, enter into any closing agreement relating to a material amount of Taxes, settle or compromise any material liability with respect to Taxes or consent to any material claim or assessment relating to Taxes;

(o)   (i) abandon, sell, assign, cause the diminution in value of or grant any security interest in or to any item of the material Company Intellectual Property, (ii) grant to any third party any license, sublicense or covenant not to sue with respect to any material Company Intellectual Property, other than to end-customers, (iii) develop, create or invent any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party that is in progress as of the date hereof), (iv) disclose, or allow to be disclosed, any confidential material Company Intellectual Property owned by the Company or any of its Subsidiaries, unless such material Company Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof, (v) commit any material default under contracts in respect of Company Intellectual Property, or (vi) fail to (A) perform or cause to be performed all applicable filings (including filing applications in the U.S. Patent and Trademark Office and in any other similar governmental offices where the Company has historically made such filings), recordings and other acts (including responding to office actions or other correspondence from the U.S. Patent and Trademark Office, U.S. Copyright Office and all corresponding governmental offices where the Company has historically made such filings and filing affidavits of use in commerce with the U.S. Patent and Trademark Office), (B) pay or caused to be paid all required fees and taxes, to maintain and protect its interest in each and every item of the material Company Intellectual Property owned by the Company or any of its Subsidiaries, or (C) obtain and record documents necessary to establish, maintain, transfer, or identify the rights of the Company and its Subsidiaries in Company Intellectual Property, including all necessary assignments of such Company Intellectual Property, in each of clauses (i) through (vi) of this clause (o), other than in the ordinary course of business consistent with past practice;

(p)   enter into any contract or agreement with any director or officer of the Company or any Subsidiary or any of their respective affiliates (including any immediate family member of such person) or any other affiliate or associate (as such terms are used under SEC rules and regulations) of the Company or any Subsidiary outside of the ordinary course of business (which shall include the issuance or use of company-issued credit cards);

(q)   adopt a plan of complete or partial liquidation or a resolution providing for or authorizing such a liquidation;

(r)    except as taken in connection with actions permitted by Section 6.04, take any action to exempt or make not subject to or to otherwise waive or cause to be inapplicable (x) the provisions of Section 203 of the DGCL, (y) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (z) under the Company Rights Agreement, in each case to any individual or entity (other than Parent or its subsidiaries, including Purchaser) or transaction (other than the transactions contemplated hereby) if such individual, entity or transaction would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

(s)   pay accounts payable or collect accounts receivable (or modify the terms of either) or utilize cash other than in the ordinary course of business;

(t)    further amend or take any action under or pursuant to the Company Rights Agreement; or

(u)   agree, resolve or commit to do any of the foregoing;

provided, however, that the limitations set forth in clauses (a) through (u) of this Section 5.01 shall not restrict any action, transaction or event occurring exclusively between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01   Stockholders’ Meeting.

(a)   If adoption of this Agreement by the Company Stockholders is required under Delaware Law in order to consummate the Merger other than pursuant to Section 253 of the DGCL, the Company, acting through the Company Board, shall (i) in accordance with applicable

Law and the Company’s certificate of incorporation and by-laws, duly call, give notice of, convene and hold a special meeting of the Company Stockholders for the purpose of considering and taking action to adopt this Agreement (the “Stockholders’ Meeting”) as promptly as practicable following the later of Acceptance Time or the expiration of any Subsequent Offering Period and (ii) subject to the fiduciary duties of the Company Board (or any duly authorized committee thereof) under applicable Law, including as exercised pursuant to Section 6.04(c), include in the Proxy Statement and not subsequently withdraw or modify in any manner adverse to Purchaser or Parent its recommendation that the Company Stockholders adopt this Agreement in accordance with the applicable provisions of the DGCL.  Nothing herein shall prevent the Company from postponing or adjourning the Stockholders’ Meeting if there are insufficient shares of the Company Common Stock necessary to conduct business at the Stockholders’ Meeting.

(b)   Each of Parent and Purchaser shall vote all Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective affiliates as of the applicable record date) in favor of the adoption of this Agreement in accordance with Delaware Law at the Stockholders’ Meeting or otherwise.

(c)   Notwithstanding the foregoing, if Parent and its Subsidiaries hold in the aggregate at least ninety percent (90%) of the issued and outstanding Shares, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable thereafter without a meeting of the Company Stockholders in accordance with Section 253 of the DGCL.

(d)   Without limiting the generality of the foregoing, the Company agrees that its obligations under clauses (a) and (b) of this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Proposal or the withdrawal or modification by the Company Board (or any duly authorized committee thereof) of the Company Recommendation.

Section 6.02   Proxy Statement.  If adoption of this Agreement by the Company Stockholders is required under Delaware Law in order to consummate the Merger other than pursuant to Section 253 of the DGCL, promptly following the later of Acceptance Time or the expiration of any Subsequent Offering Period, the Company shall file a proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting or the information statement to be sent to such stockholders in lieu thereof, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), with the SEC under the Exchange Act, and each party hereto shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable thereafter.  Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement and in responding to any comments of the SEC with respect to the Proxy Statement or any requests by the SEC for any amendment or supplement thereto or for additional information.  Each of Purchaser and Parent and their counsel shall have a reasonable opportunity to review and comment on (i) the Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to holders of Shares and (ii) all responses to requests for additional information and replies to comments from the SEC or the staff thereof prior to their being filed with, or sent to, the SEC.  At the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company Stockholders and at the time of the Stockholders’ Meeting, the parties hereto will cause the Proxy Statement to not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made or covenant is agreed to by any party hereto with respect to information supplied by any other party hereto or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Proxy Statement.  Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting as promptly as reasonably practicable following the later of Acceptance Time or the expiration of any Subsequent Offering Period.  Without limiting the generality of the foregoing, each of the parties shall correct promptly any information provided by it to be used specifically in the Proxy Statement, if required, that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Proxy Statement so as to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the stockholders of the Company, in each case to the extent required by applicable law.

Section 6.03   Access to Information; Confidentiality.

(a)   Subject to applicable Law and the confidentiality agreement, dated May 22, 2007, by and between Siemens Medical Solutions U.S.A., Inc. and the Company (the “Confidentiality Agreement”), from the date of this Agreement until the Effective Time, the Company shall (and shall cause its Subsidiaries to):  (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon reasonable notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, (ii) furnish to Parent, to the extent regularly and customarily provided to senior management of the Company, monthly and quarterly statements of revenue and expense, earnings, sales, trial balances and other similar statements, promptly following delivery to such senior management, and (iii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that until the Acceptance Time any requests for such access or furnishing of information shall be coordinated through the Company’s General Counsel only (or such other person as the Company shall expressly direct in writing) and the Company shall not be required to provide any person information or access if (w) providing such information or access may result in a waiver or breach of any attorney/client privilege or would result in a breach of any confidentiality agreement existing as of the date hereof to which the Company or any of its Subsidiaries is party other than such breaches of such agreements as would have immaterial consequences, (x) providing such information or access could reasonably be expected to result in violation of applicable Law, including antitrust laws, (y) such access or information would result in the release of competitively sensitive information to Parent or

Parent’s Representatives, or (z) providing such access or information would be reasonably expected to be unreasonably disruptive to the operations of the Company.

(b)   Each party shall, and shall cause its affiliates and Representatives to, (i) comply with the Confidentiality Agreement as if a party thereto and (ii) hold in strict confidence as Evaluation Material (as such term is defined in the Confidentiality Agreement) all nonpublic documents and information furnished or made available by one party to the other(s) and their respective affiliates and Representatives hereunder or thereunder.

(c)   No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offer.

Section 6.04   No Solicitation of Transactions.

(a)   The Company shall not, nor shall it permit any Subsidiary to, nor shall it authorize or cause any Representative of it or any Subsidiary to, directly or indirectly, (i) solicit, initiate, participate in or encourage (including by way of furnishing nonpublic information outside of the ordinary course of its day-to-day operations), or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer (including any proposal or offer to its stockholders) that constitutes, or is reasonably expected to lead to, any Competing Proposal, (ii) enter into discussions or negotiations with any person regarding a Competing Proposal for the purpose of facilitating such inquiries or to obtain a Competing Proposal, or (iii) approve, endorse or recommend any Competing Proposal or enter into any letter of intent, agreement, obligation or other arrangement regarding any Competing Proposal (except for a confidentiality agreement as provided in Section 6.04(b)) (each a “Company Acquisition Agreement”).  The Company shall notify Parent orally and in writing as promptly as practicable (and in any event within two (2) Business Days) after, to the Company’s Knowledge, the Company receives any Competing Proposal (including material amendments thereto), specifying the material terms and conditions thereof and the identity of the party making such Competing Proposal.  The Company will promptly notify Parent of any documents received from any such person and promptly provide Parent such updates as it may reasonably request.

(b)   Notwithstanding anything to the contrary in this Section 6.04, prior to the Acceptance Time, the Company may furnish information to, and enter into discussions and/or negotiations with, a person who has made an unsolicited Competing Proposal, but only if the Company Board (or a duly authorized committee thereof) has:  (i) determined, in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation), that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (ii) provided written notice to Parent of its intent to furnish information to and/or enter into discussions or negotiations with such person prior to first taking any such action and (iii) obtained from such person an executed confidentiality agreement on terms (including standstill provisions) no less restrictive on such person than those contained in the Confidentiality Agreement (it being understood that such standstill provisions shall not prohibit the making of any Competing Proposal directly to the Company Board (or any committee thereof) and that such confidentiality agreement shall not include any provision calling for any exclusive right to negotiate with such party or otherwise having the effect of prohibiting or materially hindering the Company from satisfying its obligations under this Agreement in full or in part).

(c)   Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall (x) fail to include in the Schedule 14D-9 or withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the Company Recommendation (a “Change in the Company Recommendation”), (y) approve or recommend, or propose to approve or recommend any Competing Proposal, or (z) cause or permit the Company to enter into any Company Acquisition Agreement.  Notwithstanding anything to the contrary set forth herein, the Company Board (or any duly authorized committee thereof) may at any time prior to the Acceptance Time, if it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, following the receipt of a Competing Proposal by the Company which the Company Board (or any duly authorized committee thereof) determines in good faith constitutes a Superior Proposal, make a Change in the Company Recommendation in order to approve or recommend, or propose to approve or recommend, any such Superior Proposal or enter into a Company Acquisition Agreement with respect to any such Superior Proposal; provided, however, that the Company Board shall not take any such action unless, prior thereto, (i) it shall have given written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board (or any duly authorized committee thereof) intends to take such action pursuant to this Section 6.04(c), and (ii) if Parent and Purchaser do not, within five (5) Business Days after Parent’s receipt of the Notice of Superior Proposal (or, if sooner, the last Business Day prior to the expiration of the Offer), propose and agree to amendments to this Agreement that the Company Board determines in good faith (after consulting with a financial advisor of nationally recognized reputation) make such Superior Proposal cease to constitute a Superior Proposal; provided, however, that the Company shall not make a Change in the Company Recommendation in order to approve or recommend, or propose to approve or recommend, any Superior Proposal or enter into a Company Acquisition Agreement with respect to any Superior Proposal unless it shall prior to or simultaneously therewith terminate this Agreement in accordance with Section 8.01(d)(ii).

(d)   A “Competing Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Significant Subsidiaries that would result in the acquisition by any person or related group of persons of twenty percent (20%) or more (by value) of the assets of the Company and its Subsidiaries taken as a whole or twenty percent (20%) or more of the Shares or capital stock of the Company, other than the transactions contemplated by this Agreement.

(e)   A “Superior Proposal” means an unsolicited bona fide Competing Proposal (provided, however, that, for such purposes, references in the definition of Competing Proposal to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) providing for a transaction that the Company Board (or any duly authorized committee thereof) determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) is reasonably likely to be more favorable to the Company Stockholders than the transactions contemplated hereby (taking into account all financial, legal, regulatory, timing and other aspects of the Competing Proposal relevant to such determination, the party making the Competing Proposal and the likelihood of consummation of the transactions contemplated by the Competing Proposal and after considering and any amendments to this Agreement proposed and agreed to by Parent and Purchaser pursuant to Section 6.04(c)).

(f)    Nothing contained in this Section 6.04 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of the Company Board (or any duly authorized committee thereof), after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties or applicable Law; provided, however, that neither the Company nor the Company Board (nor any committee thereof) shall, except as specifically permitted by Section 6.04(c), withdraw or modify, or propose to withdraw or modify, the Company Recommendation, or approve or recommend, or propose to approve or recommend, a Competing Proposal.

Section 6.05   Employee Benefits Matters.

(a)   From and after the Acceptance Time and until December 31, 2008, employees of the Company and its Subsidiaries as of the Acceptance Time shall be provided with base cash compensation and cash bonus opportunities that are no less favorable than those in effect immediately prior to the Acceptance Time and offered participation in employee benefit plans, programs, policies and arrangements (not including any equity-based compensation and benefits programs) that are no less favorable in the aggregate than those provided under the applicable employee benefit plans, programs, policies and arrangements of the Company and its Subsidiaries in effect at the Acceptance Time (all such base compensation, cash bonus opportunities and employee benefit plans, collectively, “Current Plans”); provided, however, that nothing contained in this Section 6.05(a) shall (i) obligate or commit Parent or its subsidiaries to continue any particular Current Plan after the Acceptance Time or to maintain in effect any particular Current Plan or any level or type of benefits under any particular Current Plan, (ii) obligate or commit Parent or its subsidiaries to provide any employee of the Company or any Subsidiary with any equity compensation pursuant to any equity compensation plans, programs or arrangements sponsored or provided by Parent or any of its subsidiaries or affiliates for the benefit of its employees, or (iii) prohibit Parent or its subsidiaries from making any changes to any particular Current Plan in accordance with its terms or as required under applicable Law.  In no event does this constitute a guarantee of continued employment for any particular length of time for any employee of the Company or any of its Subsidiaries as of the Acceptance Time.

(b)   Parent will, or will cause the Company and the Subsidiaries to, credit each employee of the Company and the Subsidiaries as of the Acceptance Time with such number of unused vacation days and other paid time off accrued by each employee with the Company and the Subsidiaries prior to the Acceptance Time in accordance with the Company’s personnel policies applicable to such employees on the date hereof, copies of which have been furnished to Parent; provided, however, that Parent may, in its sole discretion and to the extent permitted by applicable law, require that such vacation and other paid time off be taken by the employee prior to December 31, 2008.

(c)   Each employee employed by either the Company or the Subsidiaries as of the Acceptance Time shall become fully vested in their benefits under the Dade Behring Inc. Savings and Investment Plan and, subject to the satisfaction of Section 6.05(k), the Dade Behring Inc. Cash Balance Plan if such employee’s employment is terminated without cause by the employer on or within two (2) years after the Acceptance Time.  In addition, employees of the Company and its Subsidiaries shall receive credit for purposes of eligibility to participate, vesting and benefit eligibility (including vacation, severance and other benefit levels other than for benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its affiliates for service accrued prior to the Acceptance Time with the Company or any Subsidiary under which each employee is eligible to participate on or after the Acceptance Time to the same extent recognized by the Company or any Subsidiary prior to the Acceptance Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(d)   With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or its subsidiaries (“Parent Welfare Benefit Plans”) in which an employee of the Company and the Subsidiaries may be eligible to participate on or after the Acceptance Time, Parent shall waive, or cause its insurance carrier to waive, any limitations on benefits relating to pre-existing conditions (if any) with respect to participation and coverage requirements applicable to employees of the Company and its Subsidiaries under Parent Welfare Benefit Plans to the same extent such limitations are waived under any comparable plan of the Company or its Subsidiaries and shall recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its Subsidiaries in the calendar year in which the Acceptance Time occurs.

(e)   From and after the Effective Time, Parent shall honor and perform, and shall cause the Surviving Corporation to honor and perform, in accordance with their respective terms, the Current Plans (including employment agreements and severance and termination programs, policies, agreements and plans of the Company or any of its Subsidiaries); provided, however, that the foregoing provision shall not prohibit the termination or modification of any Current Plan.

(f)    Notwithstanding the foregoing, if on or within one (1) year following the Acceptance Time, the employment of any employee (other than employees that serve on the Company Board in such capacity) that was employed by the Company or any of its Subsidiaries immediately prior to the Acceptance Time is terminated by Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or affiliates, then such employee shall receive the severance amount that would otherwise be payable to such employee upon such termination under the existing severance and termination programs, policies, agreements and plans of the Company and its Subsidiaries; provided, however, no employee that was employed by the Company or any of its Subsidiaries immediately prior to the Acceptance Time who is terminated without cause on or within one (1) year following the Acceptance Time shall receive less than an amount equal to two (2) months base salary as severance.

(g)   The Company Board shall, to the extent necessary, take appropriate action, prior to or as of the Acceptance Time to approve, for purposes of Section 16(b) of the Exchange Act the deemed disposition and cancellation of Shares or Company Stock Options in the Offer or the Merger.

(h)   Prior to the Acceptance Time, each outstanding Company Stock Option, whether or not such option is then exercisable or vested, shall become vested and exercisable contingent on the occurrence of the Acceptance Time for a period of two (2) days prior to the Acceptance Time and thereafter, shall be cancelled and, in consideration for such cancellation, the holder thereof shall be entitled to receive, without payment of the applicable exercise price, promptly following the Acceptance Time an amount of cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Per Share Amount over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment.  Prior to the Acceptance Time, the Company shall use reasonable efforts to obtain all consents and make all amendments, if any, to the terms of the Company Stock Option Plans as are necessary to give effect to the provisions of this Section 6.05(h) and Section 2.08.

(i)    The Company shall take all actions necessary to shorten any pending Offering Period (as such term is defined in the Company’s Employee Stock Purchase Plan (the “ESPP”)) by setting a new purchase date prior to the expiration of the current Offering Period (as such term is defined in the ESPP) if prior to the Acceptance Time (which date shall be the last day of a regular payroll period of the Company) (the “ESPP Date”).  After the later of the ESPP Date or the expiration of the current Offering Period, all offering and purchase periods pending under the ESPP shall be terminated and no new offering or purchasing periods shall be commenced.  In addition, the Company shall take all actions as may be necessary and permissible under the ESPP in order to not allow any additional participants under the ESPP after the announcement date of this Agreement and to disallow any increase in then-existing participation levels from such announcement date.

(j)    Immediately prior to the Acceptance Time, all outstanding RSUs shall become vested and shall be settled, in accordance with the terms of the individual award agreements evidencing the grants of such RSUs, in cash.

(k)   The Company shall make funding contributions to the Dade Behring Inc. Cash Balance Plan in amounts no less than $20,000,000 by September 30, 2007.

(l)    From and after the date of this Agreement, the parties shall use reasonable best efforts to establish, implement and enter into the retention program set forth in Section 6.05(l) of the Company Disclosure Schedule.  In addition, to the extent reasonably requested by Parent, the Company will cooperate in establishing and implementing such incentive and retention benefit programs as may be designated by Parent.

Section 6.06   Directors’ and Officers’ Indemnification and Insurance.

(a)   Parent and Purchaser agree that all provisions relating to indemnification and exculpation now existing in favor of the current or former directors or officers (the “Indemnified Directors/Officers”) of the Company and Subsidiaries as provided in their respective certificates of incorporation or by-laws (or similar organizational documents) or agreements providing for indemnification and exculpation, and all rights to advancement of expenses, shall survive the Merger, shall not be amended to the detriment of Indemnified Directors/Officers and shall continue in full force and effect in accordance with their terms.

(b)   For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, protect, indemnify, defend and hold harmless to the fullest extent permitted under Delaware Law the Indemnified Directors/Officers against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement) in connection with any claim, suit, action, proceeding or investigation that is, in whole or in part, based on or arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or was serving at the request of the Company or any of its Subsidiaries and arising out of actions or omissions occurring at or prior to the Effective Time.  In addition, upon receipt from an Indemnified Director/Officer of (i) a written request for an advancement of fees or expenses incurred or to be incurred in the defense of any claim, suit, action, proceeding or investigation for which such director or officer is reasonably expected to be entitled to indemnification and (ii) a written undertaking by such director or officer to repay any such amounts if it shall ultimately be determined that such director or officer is not entitled to indemnification therefor, Parent and the Surviving Corporation shall promptly advance such fees and expenses to such director or officer or pay such fees and expenses for such director or officer, all in advance of the final disposition of any such matter.

(c)   For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect directors’ and officers’ liability insurance coverage covering the Indemnified Directors/Officers providing coverage for acts or events occurring on or prior to the Effective Time, on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company’s current directors’ and officers’ liability insurance policies (copies of which have been furnished to Parent or its Representatives); provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(c) more than an amount per year equal to 300% of the current annual premiums paid by the Company for such insurance policies.  If the provision and maintenance of coverage in accordance with this Section 6.06(c) would exceed 300% of such current annual premiums, (i) Parent shall notify the Indemnified Directors/Officers of the amount of such excess and give such persons the opportunity to agree to reimburse the Surviving Corporation for the amount of such excess and, if and for so long as such reimbursement is made Parent and the Surviving Corporation, shall continue to provide and maintain the coverage contemplated by the first sentence of this Section 6.06(c); and (ii) if and to the extent the Indemnified Directors/Officers do not agree to reimburse the Surviving Corporation in accordance with the immediately preceding clause (i), then the Surviving Corporation shall provide (at no cost to the Indemnified Directors/Officers) the greatest amount of substantially equivalent insurance reasonably obtainable for 300% of such current annual premiums.  Notwithstanding anything to the contrary set forth in this Section 6.06(c), Parent may purchase a “tail” prepaid policy on the directors’ and officers’ liability insurance for a period of six (6) years from the Effective Time on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company’s current directors’ and officers’ liability insurance policies.  In the event that Parent shall purchase such a “tail” policy, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.06(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d)   If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall honor the obligations of Parent or the Surviving Corporation, as applicable, set forth in this Section 6.06.

(e)   The Indemnified Directors/Officers are each express third party beneficiaries of this Section 6.06.  Without limiting the generality of the foregoing, the obligations of the Surviving Corporation and Parent under this Section 6.06 shall not be terminated or modified in such a manner as to adversely affect any person to whom this Section 6.06 applies without the prior written consent of such affected person.

Section 6.07   Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would reasonably be expected to result in a condition to the Offer or the Merger not to be satisfied by the Termination Date; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party giving or receiving such notice.

Section 6.08   Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Purchaser and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, the transactions contemplated by this Agreement (including the Offer and the Merger), including using its reasonable best efforts to:

(a)   cause the Offer Conditions and the conditions to the Merger set forth in Article VII to be satisfied or fulfilled;

(b)   obtain all necessary or appropriate consents, waivers and approvals under any contracts to which it is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the Merger) so as to maintain and preserve the benefits under such contracts following the consummation of the transactions contemplated hereby (including the Offer and the Merger);

(c)   obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, seek the expiration or termination of all applicable waiting periods under applicable legal requirements, and make all necessary registrations, declarations and filings with Governmental Authorities;

(d)   execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and

(e)   take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby and, if any such state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action reasonably necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or eliminate the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.

Section 6.09   Antitrust.  Each of the parties undertakes and agrees to make as soon as practicable all of the filings required of it or any of its affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby.  Parent shall be responsible for the payment of all filing fees under the HSR Act and any other applicable Antitrust Laws.  Each of the parties shall (i) respond as promptly as practicable to any inquiries and requests received from any Antitrust Authorities for additional information or documentation and (ii) not extend any waiting period under the HSR Act and other applicable Antitrust Laws, rules or regulations or enter into any agreement with any Antitrust Authorities not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto.  Parent shall avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Antitrust Authority with respect to the Merger so as to enable the Closing to occur as expeditiously as possible, but in any event in sufficient time to ensure that the Acceptance Time occurs before the Termination Date.  Subject to the following sentence, and subject to Parent’s obligation under the preceding sentence, the parties agree that Parent and its counsel shall have the primary lead role in any discussions and negotiations with any Antitrust Authorities with respect to the Antitrust Laws.  Each party shall (i) promptly notify the other party of any written communication to that party or its affiliates from any Antitrust Authority and, subject to applicable Law, permit the other party to review in advance, and take into account any reasonable comments of the other party in relation to, any proposed written communication to any of the foregoing; (ii) not agree to participate, or to permit its affiliates to participate, in any substantive meeting or discussion with any Antitrust Authority in respect of any filings, investigation or inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such Antitrust Authority, gives the other party the opportunity to attend and participate in such meeting; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Antitrust Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Merger, except to the extent (x) the disclosure of any such information would violate the terms of any confidentiality agreement with a third party or (y) such information relates to competitively sensitive matters if the exchange of such information, as determined by such party’s counsel, may result in antitrust difficulties for such party (or any of its affiliates), provided that in the case of clause (y), such information shall be provided to the other party’s counsel, who shall agree not to disclose such information to its client.  Parent and Purchaser shall take all actions and non-actions requested by any Antitrust Authority, or all actions and non-actions necessary to resolve any objections that may be asserted by any Antitrust Authority, with respect to the transactions contemplated by this Agreement, including agreeing to sell, divest, license, cause a third party to acquire, or otherwise dispose of, any subsidiary, operations, divisions, businesses, product lines, customers or other assets.  Notwithstanding the foregoing, nothing in this Agreement shall require Parent or Purchaser to commence or threaten to commence any litigation or other civil or legal proceedings, to hold separate the Company or any of its Subsidiaries or any other business unit or to divest any business or assets currently owned by Siemens AG or any of its direct or indirect subsidiaries.

For purposes of this Agreement, “Antitrust Laws” means the Sherman Act of 1890; the Clayton Act of 1914; the Federal Trade Commission Act of 1914; the HSR Act; and all other federal, state and foreign Laws or orders that are designed or intended to prohibit, restrict or regulate mergers or acquisitions or actions having the purpose or effect of monopolization or restraint of trade.  For purposes of this Agreement, “Antitrust Authority” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the United States of America, and any other Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

Section 6.10   Public Announcements.  Each of the parties agrees that it shall not, and will cause its affiliates not to, without the prior consent of the other parties, make any press release or other public statement (other than the Offer Documents and the Schedule 14D-9 or any amendments or supplements hereto) concerning this Agreement or the transactions contemplated hereby, including the Merger; provided, however, that (i) the parties shall mutually agree upon their respective initial press releases regarding the execution of this Agreement and the transactions contemplated hereby, (ii) nothing in this Section 6.10 shall be deemed to prohibit any party or any of its affiliates from making any disclosure that is consistent in all material respects with the press releases issued by either party pursuant to clause (i) unless it has a reasonable basis to believe that the facts or statements therein are no longer accurate and (iii) nothing in this Section 6.10 shall be deemed to prohibit any party or any of its affiliates from making any disclosure that it reasonably determines in good faith is required by Law or the rules of any national securities exchange or automated quotation system or as contemplated or provided elsewhere herein so long as the disclosing party (on behalf of itself or its affiliates, as applicable) consults with the other parties prior to such disclosure to the extent reasonably practicable and legally permissible.

Section 6.11   Certain Litigation.  The Company shall give Parent a reasonable opportunity to consult in the defense of any stockholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement.  In addition, the Company shall not voluntarily cooperate with any third party with respect to any Action that is seeking to restrain or prohibit or otherwise oppose the Merger, this Agreement or the transactions contemplated hereby and shall cooperate with Parent and Purchaser to resist any such Action to restrain or prohibit or otherwise oppose the Merger, this Agreement or the transactions contemplated hereby.

Section 6.12   Obligations of Purchaser.  Parent shall take all action necessary to cause Purchaser and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.  The obligations and liability of Parent and Purchaser hereunder shall be joint and several.

Section 6.13   Disclaimer of Other Representations, Warranties or Guarantees.  Parent and Purchaser hereby acknowledge and agree that, other than the representations and warranties set forth in this Agreement, the Company does not, and shall not be deemed to have made, and hereby disclaims, any representation, warranty or guarantee, express or implied, including as to any financial forecast, revenue projection or financial model or other prospective information made available by the Company or its Representatives to Parent, Purchaser or their Representatives or other information with respect to the Company or its assets, products, properties or business.

Section 6.14   FIRPTA Certification.  Within two (2) days prior to the purchase of Shares pursuant to the Offer, and again within two (2) days prior to the Effective Time, upon request of Parent, the Company shall provide to Parent and Purchaser a certification in accordance with Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury regulations to the effect that Company is not, nor has it been at any time during the period specified in Section 897(c)(1)(A)(ii), a “United States Real Property Holding Corporation” as that term is defined in Section 897(c)(2) of the Code.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01   Conditions to the Merger.  The obligations of the Company, Parent and Purchaser to consummate the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to this Agreement or under applicable Law) at or prior to the Effective Time of the following conditions:

(a)   Company Stockholder Approval.  If approval of the Merger by the Company Stockholders is required by Delaware Law, this Agreement shall have been adopted by the requisite affirmative vote of the Company Stockholders in accordance with, and to the extent required by, the DGCL and the Company’s certificate of incorporation.

(b)   No Order.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award (an “Order”) which is then in effect and has the effect of making the

Merger illegal in any jurisdiction in which Parent or the Company have material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger; provided that no party may invoke the condition in this Section 7.01(b) if it has failed to comply in any material respect with its obligations under Section 6.08 or Section 6.09 of this Agreement.

(c)   Purchase of Company Common Stock in the Offer.  Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided that neither Purchaser nor Parent shall be entitled to rely on this condition if either of them shall have failed to purchase all Shares validly tendered and not withdrawn pursuant to the Offer in breach of their obligations under this Agreement.

ARTICLE VIII

TERMINATION AND EXPENSES

Section 8.01   Termination Prior to Acceptance Time.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time as follows:

(a)   by mutual written consent of Parent and the Company; or

(b)   by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms hereof without Purchaser having accepted for payment or paid for any Shares pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any party hereto whose breach of any covenant or obligation under this Agreement resulted in (i) the failure of any of the Offer Conditions to be satisfied or (ii) the expiration or termination of the Offer without Purchaser having accepted for payment any Shares pursuant to the Offer; or

(c)   by either Parent or the Company, if the Offer shall not have been consummated on or before May 25, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any party hereto whose breach of any covenant or obligation under this Agreement has resulted in (i) the failure of any of the Offer Conditions to be satisfied on or before the Termination Date, or (ii) the expiration or termination of the Offer in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer; or

(d)   by the Company:

(i)            in the event (A) of a material breach of any covenant or agreement on the part of Parent or Purchaser set forth in this Agreement, including the failure to commence the Offer in accordance with Section 1.01(a) or to accept for payment or pay for the Shares pursuant to Section 1.01(b), or (B) that any of the representations and warranties of Parent and Purchaser set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case so as to prevent Parent and Purchaser from consummating the Offer on or before the Termination Date or consummating the Merger, in either case in accordance with the terms hereof; provided, however, that notwithstanding the foregoing, in the event that such breach of covenant by Parent or Purchaser is, or such inaccuracies in the representations and warranties of Parent or Purchaser are, curable by Parent or Purchaser through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(d)(i) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, or (2) such time as Parent or Purchaser has ceased to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.01(d)(i) if such breach or inaccuracy by Parent or Purchaser is cured within such thirty (30) calendar day period); or

(ii)           if the Company shall enter into a Company Acquisition Agreement with respect to a Superior Proposal simultaneously with the termination of this Agreement; provided, however, that the Company first shall have complied in all material respects with the provisions of Section 6.04 with respect thereto, and simultaneously with the termination under this Section 8.01(d)(ii) (and as a condition to the effectiveness of such termination) except as otherwise provided in Section 8.04(b)(i), the Company shall pay Parent the Termination Fee due pursuant to Section 8.04(b); or

(e)   by Parent:

(i)            in the event (A) of a material breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall not be capable of being made as of the expiration date of the Offer, in either case such that the conditions to the Offer set forth in clause (c)(iv) or (c)(v) of Annex A hereto, respectively, could not be satisfied on or before the Termination Date; provided, however, that notwithstanding the foregoing, in the event that such breach of covenant by the Company is, or such inaccuracies in the representations and warranties of the Company are, curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.01(e)(i) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, or (2) such time as the Company has ceased to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.01(e)(i) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(ii)           if the Company shall have effected a Change in the Company Recommendation.

Section 8.02   Termination Prior to Effective Time.  Notwithstanding the prior adoption of this Agreement by the Company Stockholders, this Agreement may be terminated and the Offer and/or the Merger may be abandoned, at any time prior to the Effective Time, by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which is then in effect and has the effect of making the Merger illegal in any jurisdiction in which Parent or the Company have material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party hereto whose failure to comply with any obligations under this Agreement has resulted in the imposition of such Order.

Section 8.03   Effect of Termination.  Any termination of this Agreement pursuant to Section 8.01 or Section 8.02 shall be effective only upon the delivery to all other parties hereto of written notice thereof.  Upon a termination of this Agreement pursuant to Section 8.01 or Section 8.02, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, provided, however, that (a) nothing herein shall relieve any party from liability for any breach of its covenants or agreements or willful breach of any of its representations or warranties set forth in this Agreement prior to such termination, (b) the terms of this Section 8.03 and the last sentence of Section 1.01(d), the last sentence of Section 1.02(c), Section 6.03(b), Section 6.03(c), Section 8.04 and Article IX shall survive any termination of this Agreement, (c) no termination of this Agreement shall in any way affect any of the parties’ rights or obligations with respect to, or the right of any Company Stockholder who tendered, any shares of Company Common Stock accepted for payment and paid for pursuant to the Offer prior to such termination, and (d) no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

Section 8.04   Fees and Expenses.

(a)   Except as otherwise expressly provided herein, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Offer and the Merger) shall be paid by the party or parties, as applicable, incurring such Expenses whether or not the Offer and/or the Merger are consummated.  “Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, auditors, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement, the solicitation of stockholder tenders, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

(b)   The Company shall pay to Parent a fee equal to One Hundred Eighty Million Dollars ($180,000,000) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that this Agreement is terminated as follows:

(i)            if the Company shall terminate this Agreement pursuant to Section 8.01(d)(ii), then in such case the Termination Fee shall be paid on the date of and as a condition to such termination (provided that Parent shall have designated such account to which it should be wired, and if not so designated, then within one (1) Business Day following such designation);

(ii)           if Parent shall terminate this Agreement pursuant to Section 8.01(e)(ii), then in such case the Termination Fee shall be paid within two (2) Business Days following such termination (provided that Parent shall have designated such account to which it should be wired and if not so designated, then within one (1) Business Day following such designation); or

(iii)          if (A) the Company shall terminate this Agreement pursuant to Section 8.01(b) and at or prior to the time the Offer shall have expired or been terminated each of the conditions to the Offer set forth in clauses (b), (c)(i) and (c)(ii) and, with respect to matters that are obligations of Parent or Purchaser, clause (c)(viii) of Annex A hereto shall have been satisfied or waived by Purchaser, (B) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(c) and on or prior to the Termination Date each of the conditions to the Offer set forth in clauses (b), (c)(i), (c)(ii) and (c)(vii) and, with respect to matters that are obligations of Parent or Purchaser, clause (c)(viii) of Annex A hereto shall have been satisfied, or (C) Parent shall terminate this Agreement pursuant to Section 8.01(e)(i)(A), and in such case, (x) after the date of this Agreement and prior to such termination a Competing Proposal shall have been made, publicly announced or disclosed and not publicly withdrawn, and (y) within twelve (12) months after such termination, an Alternative Transaction shall have been consummated or a definitive agreement for an Alternative Transaction shall have been entered into by the Company or any of its Subsidiaries, then in such case, the Termination Fee shall be paid within two (2) Business Days following the consummation of the Alternative Transaction (provided that Parent shall have designated such account to which it should be wired and if not so designated, then within one (1) Business Day following such designation).

An “Alternative Transaction” is a transaction described in the definition of “Competing Proposal”; provided, however, that for this purpose, references in the definition of Competing Proposal to “twenty percent (20%)” shall be deemed replaced by “thirty-five percent (35%)”.  For the avoidance of doubt, no more than one Termination Fee shall become payable to Parent pursuant to this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01   No Survival of Representations and Warranties.  None of the representations and warranties of the Company, Parent or Purchaser contained in this Agreement or in any certificate, schedule, instrument or other document delivered pursuant hereto shall survive the Acceptance Time.  This Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Acceptance Time or the Effective Time.

Section 9.02   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing (except as expressly provided herein) and shall be given (and shall be deemed to have been duly given upon receipt):  (i) upon delivery if delivered in person, (ii) upon receipt of confirmation of receipt if sent by facsimile transmission if such day is a Business Day, and if not then on the first Business Day thereafter, (iii) one (1) Business Day after being sent by reputable overnight delivery service (charges prepaid), or (iv) four (4) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the respective party at the following addresses (or at such other address for a party as shall be specified in a like notice given in accordance with this Section 9.02):

if to Parent or Purchaser:

Siemens Corporation
Belfast Merger Co.
Citigroup Center
153 East 53rd Street
New York, New York 10022
Facsimile:	(212) 258-4490
Attention:	General Counsel

with a copy (which shall not constitute notice to Parent or Purchaser) to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Facsimile:	(212) 878-8375
Attention:	John A. Healy

if to the Company:

Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois 60015
Facsimile:	(847) 267-6024
Attention:	General Counsel

with a copy (which shall not constitute notice to the Company) to:

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Facsimile:	(212) 446-6460
Attention:	Thomas W. Christopher
Andrew E. Nagel
William B. Sorabella

Section 9.03   Certain Definitions.

(a)   For purposes of this Agreement:

“Adjusted Outstanding Shares” shall mean the sum of (i) the aggregate number of shares of Company Common Stock outstanding immediately prior to the acceptance (or proposed acceptance) of Shares of Company Common Stock pursuant to the Offer, plus (ii) at the election of Parent, an additional number of Shares up to but not exceeding the aggregate number of shares of Company Common Stock issuable upon the exercise of (i) any outstanding Company Stock Option (or portion thereof) that is vested or is expected to become vested by its terms (other than by reason of the Merger) within six (6) months after the Acceptance Time, or (ii) any other right to acquire Company Common Stock upon exercise or conversion thereof that is exercisable or is expected to become exercisable by its terms (other than by reason of the Merger) within six (6) months after the Acceptance Time.

“affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.

“Code” means the United States Internal Revenue Code of 1986.

“Company Material Adverse Effect” means any event, circumstance, change or effect that has had, or is reasonably likely to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries taken as a whole, or that would prevent the consummation of the transactions contemplated hereby; provided, however, that the following (and any events, circumstances, changes or effects resulting therefrom) shall be excluded from the definition of “Company Material Adverse Effect” and from the determination of whether such a Company Material Adverse Effect has occurred: (i) the effects of conditions or events that are generally applicable to (A) the medical diagnostic equipment industry or (B) the capital, financial, banking or currency markets of the United States or world economy (unless in either case such effects on the Company and the Subsidiaries, taken as a whole, are disproportionate to such effects on the Company’s competitors), (ii) any changes in Laws or applicable accounting regulations or principles, (iii) any change in the relationship of the Company and its Subsidiaries with their respective employees, customers, suppliers and contractual counterparties, which change results primarily from the announcement or pendancy of the transactions described in this Agreement, (iv) any change, event, fact, development, effect, condition or occurrence resulting from acts of war, terrorism or natural disaster or political events, (v) any change in the stock price or trading volume of the Company Common Stock (it being understood that the facts or occurrences giving rise to such change in stock price or trading volume may be taken into account in determining whether there has been a Company Material Adverse Event), (vi) the failure of the Company to meet projections of earnings, revenues or any other financial measure (regardless of whether such projections were made by the Company or independent third parties); and (vii) any change resulting from (A) the compliance by the Company with the terms hereof, (B) any action taken with Parent’s consent or (C) the Company’s failure to take any action as a result of Parent’s failure to grant any consent to take any action restricted or prohibited hereby.  In determining whether there has been a Company Material Adverse Effect, any event, circumstance, change or effect shall be considered both individually and together with all other events, circumstances, changes or effects and any event, circumstance, change or effect that reasonably could be expected to result in a Material Adverse Effect (individually or together with one or more other events, circumstances, changes or effects) shall be considered a Material Adverse Effect.

“Company Stock Option Plans” means the following plans:  Dade Behring 2002 Management Stock Option Plan; Dade Behring 2002 Chief Executive Officer Equity Plan; Dade Behring 2002 Director Stock Option Plan; Dade Behring Nonemployee Directors’ Deferred Stock Compensation Plan and Dade Behring 2004 Incentive Compensation Plan and any other plan, program, award or agreement pursuant to which any option to purchase shares of capital stock of either the Company or any Subsidiary.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Delaware Law” means the Law of the State of Delaware, including the DGCL.

“Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA and subject to Title I of ERISA or would be subject to Title I of ERISA except for Section 201(2), 301(a)(3) or 401(a)(1) of ERISA and each other material employee benefit plan (including, without limitation, material incentive compensation programs, deferred compensation arrangements and pensions, executive employment and severance agreements and to the extent they would reasonably be expected to result in material liability to the Company and its Subsidiaries, employment agreements and severance agreements, programs or arrangements other than as required by Law) or material equity (or equity-based) or change of control plan or agreement whether or not applicable in the U.S., maintained, sponsored, or contributed to by the Company or any of its Subsidiaries or any ERISA Affiliate, for its employees, former employees, independent contractors or former independent contractors (or their dependents and beneficiaries).

“Environmental Laws” mean all federal, state, local and foreign statutes, regulations, and ordinances concerning pollution or protection of the environment, natural resources, and protection of health and safety, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

“ERISA Affiliate” means a person required to be aggregated or, at any relevant time in the past with respect to which the Company or any Subsidiary has any liability, with any of the

Company or any Subsidiary under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Hazardous Substance” means any element, compound, substance or other material (including any pollutant, contaminant, hazardous waste, hazardous substance, chemical substance, oil, or product) as to which liability or standards of conduct are imposed pursuant to any Environmental Law.

“Intellectual Property” means all (i) Inventions, (ii) trademarks, including registrations and applications for registration thereof, (iii) ownership rights to any copyrightable works, including registrations and applications for registration thereof, (iv) Software (including data and related documentation and object and source codes), (v) service marks, trade names, brands, domain names; and (vi) confidential and proprietary information, including trade secrets, know how, technology, processes and methods, formulas, compositions, technical data, designs, drawings and specifications, in each case to the extent protectable by applicable Law.

“Inventions” means patents, patent applications and statutory invention registrations filed with or issued by the U.S. Patent and Trademark Office or any other patent office in any other jurisdiction prior to the date hereof, including any provisional, utility, continuation, continuation-in-part and divisional applications filed in the United States or other jurisdiction prior to the date hereof, and all reissues thereof and all reexamination certificates, patent term extensions, and SPC certificates issuing therefrom.

“Knowledge” and other terms of similar import, when used with respect to the Company means, with respect to any matter in question, the actual knowledge of James W.P. Reid-Anderson, John M. Duffey, Mark Wolsey-Paige, Dominick M. Quinn, Lance C. Balk, Louise Pearson, Kathy Kennedy and Nancy A. Krejsa.

“Law” means any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“LOCI” means the Company’s chemiluminescence technology known as the “LOCI™ Advanced Chemiluminescence Technology”.

“NASDAQ” means the NASDAQ Global Market or any successor inter-dealer quotation system operated by the Nasdaq Stock Market, Inc.

“Permitted Encumbrances” means (a) zoning and planning restrictions, easements, covenants, permits and other restrictions, encumbrances, limitations or other matters of public record affecting such properties; (b) statutory Liens arising in the ordinary course of business and securing obligations not yet due and payable; (c) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (d) Liens for Taxes not yet due or being contested in good faith, provided adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof; (e) restrictions on resale of securities imposed by applicable Law, (f) security given in the ordinary course of business to any public utility, Governmental Entity or other statutory or public authority, (g) with respect to leased or licensed personal property and Intellectual Property, the terms and conditions of the lease or license applicable thereto, and (h) other encumbrances that individually and in the aggregate do not detract materially from the value of the affected property subject thereto or otherwise impair the ability of the affected property subject thereto to be used for the purpose for which it is presently being used.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government or the media.

“Product” means any commercially available product manufactured, distributed or sold by the Company or a Subsidiary.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Representative” means, with respect to any person, such person’s officers, directors, employees, accountants, auditors, attorneys, consultants, legal counsel, agents, investment banker, financial advisor and other representatives.

“Significant Subsidiary” means any Subsidiary of a person that constitutes a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

“Software” means computer and electronic data processing software and programs in any form including source code and object code.

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement, form or disclosure relating to, filed or required to be filed with any Governmental Authority or taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean (a) any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments, (b) any liability for the payment of Tax as a result of membership in any consolidated, affiliated, combined or unitary group of corporations with respect to which the Company or any Subsidiary is or has been a member on or prior to the date of the Effective Time and (c) any transferee or secondary liability in respect of any Tax (whether imposed by Law or contractual arrangement).

“Vista” means the Company’s chemistry analyzer known as the “Dimension Vista® 1500 Intelligent Lab System”.

(b)   The following terms have the meaning set forth in the provision referenced below:

Defined Term	Location of Provision
2006 Balance Sheet	Section 3.14
Acceptance Time	Section 1.05(a)
Action	Section 3.09
Agreement	Preamble
Alternative Transaction	Section 8.04(b)
Antitrust Authority	Section 6.09
Antitrust Laws	Section 6.09
Certificate of Merger	Section 2.02
Certificates	Section 2.10(c)
Change in the Company Recommendation	Section 6.04(c)
Closing	Section 2.03
Closing Date	Section 2.03
COBRA	Section 3.10(d)
Company	Preamble
Company Acquisition Agreement	Section 6.04(a)
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Employee Plan	Section 3.10(a)
Company Leased Real Properties	Section 3.12(b)
Company Material Contract	Section 3.17(a)
Company Owned Real Properties	Section 3.12(a)
Company Permits	Section 3.06(a)
Company Preferred Stock	Section 3.03(a)
Company Real Property	Section 3.12(b)
Company Recommendation	Section 3.04(b)
Company Returns	Section 3.14
Company Rights Agreement	Recitals
Company SEC Reports	Section 3.07(a)
Company Stockholders	Section 1.01(f)
Company Stock Awards	Section 3.03(a)
Company Stock Option	Section 2.08
Competing Proposal	Section 6.04(d)
Confidentiality Agreement	Section 6.03(a)
Contract	Section 3.17(a)
Controversies	Section 3.11
Current Plans	Section 6.05(a)
DGCL	Recitals
Dissenting Shares	Section 2.09(a)

Defined Term	Location of Provision
EC Merger Control Law	Section 3.05(b)
Effective Time	Section 2.02
ERISA	Section 3.10(c)
ESPP	Section 6.05(i)
ESPP Date	Section 6.05(i)
Exchange Act	Section 1.01(a)
Exchange Fund	Section 2.10(b)
Expenses	Section 8.04(a)
FDA	Section 3.06(a)
FDCA	Section 3.06(a)
Fairness Opinion	Section 3.25(a)
Financial Advisor	Section 3.25(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
HSR Act	Section 3.05(b)
Indemnified Directors/Officers	Section 6.06(a)
Independent Directors	Section 1.05(a)
IRS	Section 3.10(b)
Leases	Section 3.12(b)
Lien	Section 3.05(a)
Merger	Recitals
Merger Consideration	Section 2.07(a)
Minimum Condition	Annex A
Multiemployer Plan	Section 3.10(e)
Non-U.S. Benefit Plan	Section 3.10(i)
Notice of Superior Proposal	Section 6.04(c)
Offer	Recitals
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(f)
Offer to Purchase	Section 1.01(f)
Order	Section 7.01(b)
Parent	Preamble
Parent Approvals	Section 4.03(b)
Parent Material Adverse Effect	Section 4.01
Parent Welfare Benefit Plans	Section 6.05(d)
Paying Agent	Section 2.10(a)
Per Share Amount	Recitals
Proxy Statement	Section 6.02
Purchaser	Preamble
Rights	Recitals
Schedule TO	Section 1.01(f)
RSUs	Section 5.01(c)
Schedule 14D-9	Section 1.02(b)
SEC	Section 1.01(b)

Defined Term	Location of Provision
Securities Act	Section 3.03(b)
Shares	Recitals
Stockholders’ Meeting	Section 6.01(a)
Subsequent Offering Period	Section 1.01(e)
Subsidiary	Section 3.01(b)
Superior Proposal	Section 6.04(e)
Surviving Corporation	Section 2.01
Termination Date	Section 8.01(c)
Termination Fee	Section 8.04(b)
Top-Up Option	Section 1.04(a)
USDA	Section 3.06(c)

Section 9.04   Amendment.  Subject to applicable Law and any provision of this Agreement expressly limiting the right to amend, supplement or modify this Agreement (including Section 1.05(c)), this Agreement may be amended, supplemented or modified by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company before or after obtaining the approval from the Company Stockholders in respect of the adoption of this Agreement with respect to the Merger, provided, however, that after such approval no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or quotation system requires further approval by such stockholders or that would reduce the Merger Consideration without obtaining such further approval.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each party hereto except as expressly provided herein.

Section 9.05   Waiver; Remedies Cumulative.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  No such extension or waiver by any party hereto shall be valid unless the same shall be in writing and signed by the party providing such extension or waiver.  No waiver by any party of any term or condition, or default, misrepresentation or breach thereof, of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition, or default, misrepresentation or breach thereof, of this Agreement on any future occasion unless expressly provided therein.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.  All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.  No conditions, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless this Agreement is amended or modified in writing pursuant to Section 9.04.

Section 9.06   Severability.  If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, incapable of being enforced or prohibited by public policy, the parties hereto shall replace such term or other provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such provision.

Section 9.07   Entire Agreement; Assignment.  This Agreement, the Confidentiality Agreement and the documents and instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  The Annexes and Exhibits to this Agreement are incorporated herein by reference and made a part hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Purchaser may assign all or any of its rights and obligations hereunder to any other wholly-owned subsidiary of Parent without the Company’s consent if such assignment does not have any effect on the Company Stockholders or on the transactions contemplated hereby; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.08   Parties in Interest; No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 9.09   Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof.  Accordingly, (a) any party shall be entitled to seek injunctive relief to prevent any breach of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy at Law or in equity, and (b) each party waives, in any action for specific performance, the defense of adequacy of a remedy at Law.

Section 9.10   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 9.11   Consent to Jurisdiction; Service of Process.  Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction and venue of any state or federal court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that all claims in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby may and shall be heard and determined in any such court, agrees that process may be served upon it in any manner authorized by Delaware Law for such persons, including at the address provided in Section 9.02, and waives, and covenants not to assert or plead, any objection which it might otherwise have to such jurisdiction, venue and process.  Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby (including the Offer or the Merger) in any jurisdiction, court or venue other than a state or federal court located within New Castle County, State of Delaware.

Section 9.12   Waiver Of Jury Trial.  EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDINGS (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.13   Mutual Drafting.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the negotiation and drafting of this Agreement and hereby waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

Section 9.14   Company Disclosure Schedule.  All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings ascribed to them in this Agreement.  Parent and Purchaser shall not be entitled to claim that any fact or combination of facts constitutes a breach of any of the representations, warranties or covenants contained in this Agreement if and to the extent that such fact or combination of facts has been disclosed in any section of the Company Disclosure Schedule in sufficient detail to put a reasonable person on notice of the relevance of the facts or circumstances so disclosed.  The inclusion of any item in any section of the Company Disclosure Schedule (i) does not constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement and (ii) does not represent a determination by the Company that such item did not arise in the ordinary course of business.  In no event shall the listing of any matter in the Company Disclosure Schedule be deemed or interpreted to expand the scope of the Company’s representations, warranties and/or covenants set forth in this Agreement.  No disclosure in the Company Disclosure Schedule of a possible breach or violation of any contract or Law shall be construed as a representation or admission that such breach or violation has occurred or exists.  Notwithstanding anything to the contrary in the Company Disclosure Schedule or this Agreement, the information and disclosures contained in each section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other section of the Company Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of the Company Disclosure Schedule, as though fully set forth in such other section.  All attachments to the Company Disclosure Schedule are incorporated by reference into the Company Disclosure Schedule.  The information contained in the Company Disclosure Schedule is in all events provided to Parent subject to the Confidentiality Agreement.

Section 9.15   Headings; Table of Contents.  The descriptive headings and table of contents contained in this Agreement (including the Company Disclosure Schedule) are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.16   Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.17   Interpretation.  Unless otherwise indicated to the contrary:

(a)   When a reference is made in this Agreement to an Article, Section, Annex, Exhibit, Schedule, clause or subclause, such reference shall be to an Article, Section, Annex, Exhibit, Schedule, clause or subclause of this Agreement.

(b)   The words “include,” “includes” or “including” and other words or phrases of similar import, when used in this Agreement, shall be deemed to be followed by the words “without limitation.”

(c)   The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)   All terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(e)   The word “if” and other words of similar import shall be deemed in each case to be followed by the phrase “and only if.”

(f)    The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

(g)   References herein to a person are also to its permitted successors and assigns.

(h)   The use of “or” herein is not intended to be exclusive unless expressly indicated otherwise.

(i)    Any reference herein to Law or to a legal requirement (or, with respect to any statute, ordinance, code, rule or regulation, any provision thereof) shall be deemed to include reference to all laws and or to such legal requirement and any legal requirement promulgated thereunder (or provision thereof, as applicable), including any successor thereto, respectively, as may be amended from time to time.

(j)    Any reference herein to a Governmental Authority shall be deemed to include reference to any successor thereto.

(k)   “Reasonable best efforts” or similar terms when used herein shall not require the waiver of any rights under this Agreement.

(l)    Any reference herein to “dollars” or “$” shall mean United States dollars.

(m)  References in this Agreement to materials or information “furnished to Parent” and other phrases of similar import include all materials or information made available to Parent or its Representatives in the data room prepared by the Company or provided to Parent or its Representatives, including in response to requests for materials or information.

{Remainder of page intentionally left blank}

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SIEMENS CORPORATION

By:	/s/ GEORGE NOLEN
Name:	George Nolen
Title:	President & Chief Executive Officer

By:	/s/ KENNETH R. MEYERS
Name:	Kenneth R. Meyers
Title:	Vice-President, Mergers & Acquisitions

BELFAST MERGER CO.

By:	/s/ PROFESSOR DR. ERICH R. REINHARDT
Name:	Professor Dr. Erich R. Reinhardt
Title:	President & Chief Executive Officer

By:	/s/ KLAUS STEGEMANN
Name:	Klaus Stegemann
Title:	Treasurer

DADE BEHRING HOLDINGS, INC.

By:	/s/ JIM REID-ANDERSON
Name:	Jim Reid-Anderson
Title:	Chairman of the Board, President &
Chief Executive Officer

{Signature Page to Merger Agreement}

Annex A

Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of July 25, 2007 (the “Agreement”), by and among Siemens Corporation, Belfast Merger Co. and Dade Behring Holdings, Inc., Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (a) immediately prior to the expiration of the Offer, there shall not have been validly tendered and not withdrawn a number of Shares that, when added to Shares already beneficially owned by Parent and its direct and indirect subsidiaries, constitute a majority of the Adjusted Outstanding Shares (the “Minimum Condition”), (b) any material clearances or approvals required pursuant to the HSR Act, the EC Merger Control Law or any other applicable Law prior to the acceptance for Shares pursuant to the Offer shall not have been obtained, or (c) at any time on or after the date of the Agreement and prior to the expiration of the Offer, any of the following conditions shall exist and be continuing as of such date:

(i)            any Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action restraining, enjoining or otherwise prohibiting or preventing the transactions contemplated hereby, such order, decree, injunction, ruling or other action shall remain in effect and the consequences of failure to comply with such order, decree, injunction, ruling or other action would reasonably be expected to be material to Parent or Purchaser;

(ii)           any statute, rule, regulation, legislation or interpretation shall have been enacted, promulgated, amended, issued or otherwise deemed applicable by a Governmental Authority which is in effect and which (x) prohibits the Offer or the Merger and the consequences of failure to comply with such prohibition would reasonably be expected to be material to Parent or Purchaser or (y) has a Company Material Adverse Effect or materially and adversely diminishes the benefits expected to be derived by Parent from the transactions contemplated by the Agreement;

(iii)          any Company Material Adverse Effect shall have occurred since the date of the Agreement and be continuing;

(iv)          (A) the representations and warranties of the Company contained in Section 3.01(a), Section 3.02(a), Section 3.03(a), Section 3.04, Section 3.16 and Section 3.25(b) shall not have been true and correct in all material respects as of the date of the Agreement or shall not be true and correct as of the consummation of the Offer with the same effect as if made at and as of the expiration of the Offer (except to the extent such representations and warranties specifically relate to an earlier date, in which cases such representations and warranties shall not have been true and correct, as described above, as of such earlier date), (B) the representations and warranties of the Company contained in the Agreement (other than Section 3.01(a), Section 3.02(a), Section 3.03(a), Section 3.04, Section 3.16 and Section 3.25(b)) including a “Company Material Adverse Effect” qualification shall not have been true and correct in all respects as of the date of the

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Agreement or shall not be true and correct as of the expiration of the Offer (except to the extent such representations and warranties specifically relate to an earlier date, in which cases such representations and warranties shall not have been true and correct, as described above, as of such earlier date), or (C) the representations and warranties of the Company contained in the Agreement other than those representations and warranties contemplated by clause (A) or (B) of this clause (iv) shall not have been true and correct as of the date of the Agreement or shall not be true and correct as of the expiration of the Offer without giving effect to any “material” qualification or any similar qualification (except to the extent such representations and warranties specifically relate to an earlier date, in which cases such representations and warranties shall not have been true and correct, as described above, as of such earlier date) and, in the case of clause (iv), such failure to be true and correct has had, individually or in the aggregate, a Company Material Adverse Effect;

(v)           the Company shall have failed to perform in all material respects its obligations required to be performed by it under the Agreement at or prior to the expiration of the Offer;

(vi)          the Agreement shall have been terminated in accordance with its terms;

(vii)         there shall have occurred and be continuing (A) any general suspension of trading in securities on national securities exchanges (other than as a result of market circuit-breakers or other similar procedures); (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America; or (C) any suspension by a Governmental Authority on the extension of credit by banks or other financial institutions in the United States of America;

(viii)        all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any Governmental Authority or third party in connection with the execution, delivery and performance of the Agreement, the Offer and the consummation of the transactions contemplated by the Agreement shall not have been made or obtained and such failure would have a Company Material Adverse Effect; or

(ix)           Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder.

The foregoing conditions are for the sole benefit of Purchaser and, subject to Section 1.01(c) of the Agreement, may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion.  The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time unless waived.

The capitalized terms used in this Annex A shall have the meanings ascribed to them in the Agreement to which it is annexed.

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